THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about any of the contents of this circular or as to what action to take in relation to this circular, you should consult appropriate independent advisers to obtain independent professional advice.

If you have so[redacted] Huadian Power International Corporation Limited, you should at once hand th [illegible] nsferee or to the bank, licensed securities dealer or other agent through whom [illegible] transmission to the purchaser or the transferee.

The Stock Excl [illegible] no responsibility for the contents of this circular, makes no representation a [illegible] and expressly disclaims any liability whatsoever for any loss howsoever arisin[illegible] reliance upon the whole or any part of the contents of this circular.

華電國際電力股份有限公司

Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

DISCLOSEABLE AND CONNECTED TRANSACTIONS
Proposed restructuring involving Weifang Plant

Independent financial adviser to the independent board committee and independent shareholders of Huadian Power International Corporation Limited

GOLDBOND CAPITAL (ASIA) LIMITED

A letter from the board of directors of Huadian Power International Corporation Limited (the "Company") is set out on pages 1 to 13 of this circular. A letter from the independent board committee of the Company is set out on pages 14 to 15 of this circular. A letter from Goldbond Capital (Asia) Limited, the independent financial adviser to the independent board committee and independent shareholders of the Company, is set out on pages 16 to 25 of this circular.

A notice convening an extraordinary general meeting of the Company (the "EGM") to be held at the Company's legal address at 14 Jingsan Road, Jinan, Shandong Province, the People's Republic of China at 10:00 a.m. on Friday, 23rd December, 2005 is set out at the end of this circular. In respect of H shareholders, shareholders whose names appear on the register of members of the Company at the close of business on Tuesday, 22nd November, 2005 will be entitled to attend the EGM upon completion of the necessary registration procedures. The H share register of members of the Company will be closed from Wednesday, 23rd November, 2005 to Thursday, 22nd December, 2005, both days inclusive, during which period no transfer of the Company's H shares will be effected. Where applicable, shareholders of the Company's H shares intending to attend the EGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company's H share registrar, Hong Kong Registrars Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, by 4:00 p.m. on Tuesday, 22nd November, 2005. If you are eligible and intend to attend the EGM, please complete and return the reply slip for attendance, a copy of which is enclosed with this circular, in accordance with the instructions printed thereon as soon as possible and in any event by Friday, 2nd December, 2005. If you are not able to attend and/or vote at the EGM, you are strongly urged to complete and return the proxy form, a copy of which is also enclosed with this circular, in accordance with the instructions printed thereon as soon as possible and in any event not later than 24 hours before the time appointed for the holding of the EGM or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending and voting in person at the EGM or any adjournment thereof should you so wish.

* *for identification only*

7th November, 2005

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Agreements"	means the Restructuring Agreement and the Investment Agreement;
"associate(s)"	has the meaning ascribed thereto under the Listing Rules;
"Company"	means 華電國際電力股份有限公司 Huadian Power International Corporation Limited*, a Sino-foreign investment joint stock company limited by shares incorporated in the PRC, whose H shares and A shares are listed on the Stock Exchange and the Shanghai Stock Exchange of the PRC, respectively;
"connected person(s)"	has the meaning ascribed thereto under the Listing Rules;
"Directors"	means the directors of the Company;
"EGM"	means the extraordinary general meeting to be held at the Company's legal address at 14 Jingsan Road, Jinan, Shandong Province, the PRC at 10:00 a.m. on Friday, 23rd December, 2005, or any adjournment thereof;
"Goldbond Capital"	means Goldbond Capital (Asia) Limited, the independent financial adviser to the Independent Board Committee and the Independent Shareholders and a licensed corporation to carry out type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO;
"Group"	means the Company, its subsidiaries and jointly controlled entity;
"HK$"	means Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	means Hong Kong Special Administrative Region of the People's Republic of China;
"Huadian Weifang Company"	means a limited liability company to be formed in the PRC among the Company, SITIC and Weifang Municipality Investment Company, which is proposed to be known as華電濰坊發電有限公司 Huadian Weifang Power Generation Company Limited*, subject to approval from the relevant PRC regulatory authority;
"Independent Board Committee"	means the committee of the board of Directors comprising all the independent non-executive Directors (namely, Ding Huiping, Zhao Jinghua, Wang Chuanshun and Hu Yuanmu) established for the purpose of considering and advising the Independent Shareholders in connection with the Agreements;
"Independent Shareholders"	means shareholders of the Company except SITIC (being a promoter and a substantial shareholder, and hence a connected person, of the Company having a material interest in the Agreements and the transactions thereunder) and its associate(s), if any;

"Investment Agreement"	means the conditional agreement dated 1st November, 2005 among the Company, SITIC and Weifang Municipality Investment Company in respect of their proposed increased capital contributions and further investments in Huadian Weifang Company after it is formed pursuant to the Restructuring Agreement;
"Latest Practicable Date"	means 31st October, 2005, being the latest practicable date for ascertaining certain information referred to in this circular prior to the printing of this circular;
"Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"PRC"	means the People's Republic of China;
"Restructuring Agreement"	means the conditional agreement dated 1st November, 2005 among the Company, SITIC and Weifang Municipality Investment Company in respect of the proposed restructuring of Weifang Plant and formation of Huadian Weifang Company;
"RMB"	means Renminbi, the lawful currency of the PRC;
"SFO"	means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"SITIC"	means山東省國際信託投資有限公司 Shangdong International Trust and Investment Corporation*, a promoter and a substantial shareholder of the Company holding approximately 15.01% of its entire issued share capital;
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited;
"Weifang Municipality Investment Company"	means濰坊市投資公司 Weifang Municipality Investment Company*; and
"Weifang Plant"	means 山東濰坊發電廠 Weifang Plant*, a power plant, in the form of a PRC enterprise, located in Shangdong Province, the PRC.

* *for identification only*

HUADIAN 12g3-2(b)
File No. 82-4932

華電國際電力股份有限公司
Huadian Power International Corporation Limited

(在中華人民共和國註冊成立之中外合資股份有限公司)

(股份代碼：1071)

RECEIVED
2005 NOV 22 P 3: 24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

出席確認回執

本人／吾等 ______________________________ 為華電國際電力股份有限公司 Huadian Power International Corporation Limited*股票：內資股 __________ 股／H股 __________ 股#的股東，並擬出席於二零零五年十二月二十三日(星期五)舉行的本公司臨時股東大會。

出席臨時股東大會股東姓名：______________ H股股東帳號(如適用)：______________

股東簽名：______________ 日期：二零零五年____月____日

\# 請刪去不適用者

附註：

1. 請附上身份證明文件(身份證或護照)的複印件。
2. 此回執在填妥及簽署後須於二零零五年十二月二日(星期五)或該日前送達中華人民共和國山東省濟南市經三路十四號本公司董事會秘書室(聯繫電話：86-531-8236 6222，聯繫人：周連青先生)。此回執可採用親自交回(隨即可辦理出席臨時股東周年大會的股東登記手續)、郵遞(郵政編碼：250001)或傳真(傳真號碼：86-531-8236 6090)的方式送達。

* *僅供識別*

HUADIAN 12g3-2(b)
File No. 82-4932

華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

REPLY SLIP FOR ATTENDANCE

I/We, ____,
being shareholder(s) of ____________ domestic shares / ____________ H shares# in 華電國際電力股份有限公司 Huadian Power International Corporation Limited*, intend to attend the Extraordinary General Meeting of the Company to be held on Friday, 23rd December, 2005.

Name of shareholder(s) attending the Extraordinary General Meeting: ____________

H share shareholder account number (if applicable): ____________

Signature of shareholder(s): ____________

Date: ____________, 2005

\# Delete where appropriate

Notes:

1. Please enclose duplicate copy of your identity documents (identity card or passport).
2. This reply slip shall be completed and signed and shall be delivered to the Secretarial Office of the Board of Directors of the Company at No.14, Jingsan Road, Jinan, Shandong Province, the People's Republic of China (telephone no: 86-531-8236 6222, contact person: Mr. Zhou Lianqing) on or before Friday, 2nd December, 2005. This reply slip may be returned in person (registration procedures for attending the Extraordinary General Meeting may forthwith be proceeded thereafter), or delivered by post (postal code: 250001) or by facsimile (fax no: 86-531-8236 6090).

* *for identification only*

HUADIAN 12g3-2(b)
File No. 82-4932

RECEIVED
2005 NOV 22 P 3: 14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

PROXY FORM FOR USE AT THE EXTRAORDINARY GENERAL MEETING

I/We,______________________ with H share shareholder account number (if applicable):______________________

of______________________ *(Note 1)*, being shareholder(s)

of______________ domestic shares /______________ H shares *(Note 2)* in 華電國際電力股份有限公司Huadian Power International Corporation Limited* (the "**Company**"), HEREBY APPOINT THE CHAIRMAN OF THE MEETING or______________________

of______________________ *(Note 3)* as my/our proxy to attend and act for me/us at the Extraordinary General Meeting of the Company (the "EGM") to be held at the Company's legal address at 14 Jingsan Road, Jinan, Shandong Province, the People's Republic of China (中華人民共和國山東省濟南市經三路14號) at 10:00 a.m. on Friday, 23rd December, 2005 or at any adjournment thereof and to vote for me/us on my/our behalf at such meeting or at any adjournment thereof in respect of the resolutions set out in the Notice of the EGM as hereunder indicated, or if no such indication is given, as my/our proxy thinks fit.

	RESOLUTIONS	FOR *(Note 4)*	AGAINST *(Note 4)*
	ORDINARY RESOLUTIONS		
1.	To approve, confirm and ratify a conditional agreement dated 1st November, 2005 (the "Restructuring Agreement") entered into among the Company, 山東省國際信託投資有限公司 Shangdong International Trust and Investment Corporation* ("SITIC") and 濰坊市投資公司 Weifang Municipality Investment Company* ("Weifang Municipality Investment Company") in respect of the proposed restructuring of 山東濰坊發電廠 Weifang Plant* ("Weifang Plant") and formation of a limited liability company proposed to be known as 華電濰坊發電有限公司 Huadian Weifang Power Generation Company Limited* ("Huadian Weifang Company"), and all transactions thereunder, details of which are set out in the announcement dated 2nd November, 2005 issued by the Company and its circular dated 7th November, 2005; and to authorise any director of the Company to make such amendment to the Restructuring Agreement, sign all such documents and/or do all such things and acts as he/she may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with all transactions contemplated under the Restructuring Agreement or any matter incidental thereto.		
2.	To approve, confirm and ratify a conditional agreement dated 1st November, 2005 (the "Investment Agreement") entered into among the Company, SITIC and Weifang Municipality Investment Company in respect of their proposed increased capital contributions and further investments in Huadian Weifang Company after it is formed pursuant to the Restructuring Agreement, and all transactions thereunder, details of which are set out in the announcement dated 2nd November, 2005 issued by the Company and its circular dated 7th November, 2005; and to authorise any director of the Company to make such amendment to the Investment Agreement, sign all such documents and/or do all such things and acts as he/she may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with all transactions contemplated under the Investment Agreement or any matter incidental thereto.		

Signature *(Note 5)* ______________________ Date:______________________ 2005

Notes:

1. Please insert full name and address in block capitals.
2. Please delete as appropriate and insert the number of shares in the Company registered in your name and to which this proxy form relates. If no such number is inserted, this proxy form will be deemed to relate to all the shares in the Company registered in your name.
3. You are entitled to choose any person to be your proxy. If a person other than the Chairman of the EGM is to be appointed as your proxy, please strike out the words "THE CHAIRMAN OF THE MEETING or" and insert the full name and address of the proxy to be appointed in the space provided. The proxy need not be a member of the Company. You are entitled to appoint one or more proxies to attend and vote at the meeting. However, if you appoint more than one proxy, you should state the number of shares each of them represents. Any alteration made to this proxy form must be signed by the person who signs the proxy form.
4. Important: If you wish to vote for any resolution, tick in the box marked "For". If you wish to vote against any resolution, tick in the box marked "Against". In respect of each of the resolutions, failure to tick either box or failure to indicate as to how to vote on the proxy form returned will entitle your proxy to decide whether to vote and as to how to vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution legally and properly put to the EGM other than those referred to in the Notice of the EGM.
5. This proxy form must be signed by you or your attorney duly authorised in writing. If you are a legal entity such as a corporation or an institution, this proxy form must be executed under seal of the legal entity or signed by its director or a duly authorised attorney. All powers of attorney referred to in this Note must be notarised.
6. To be valid, this proxy form and the notarised power of attorney or other documents of authorisation (if any) must be delivered to the Secretarial Office of the Board of Directors of the Company or the Company's H share registrar's address at Hong Kong Registrars Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, as the case may be, not less than 24 hours before the time appointed for the holding of the EGM.
7. When attending the EGM, proxies representing the respective shareholders should present their completed and signed proxy forms and their identity documents.
8. This proxy form should be completed in duplicate. One form should be delivered according to the instructions as set out in Note 6 and the other should be presented by the proxy when attending the EGM according to the instructions as set out in Note 7.

* *for identification only*

HUADIAN 12g3-2(b)
File No. 82-4932

華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(在中華人民共和國註冊成立之中外合資股份有限公司)

(股份代碼：1071)

臨時股東大會適用的代理人委任表格

本人／吾等 ________________ H股股東帳號(如適用)：________________

地址為 ________________ *(附註1)*

持有華電國際電力股份有限公司Huadian Power International Corporation Limited *(「**本公司**」)股票：內資股 ________________ 股／H股 ________________ 股 *(附註2)*。作為本公司的股東，現委任 *(附註3)* 大會主席，或 ________________ 地址為 ________________ 為本人／吾等的代理人，代表本人／吾等出席二零零五年十二月二十三日(星期五)上午十時正於本公司的法定地址，中華人民共和國山東省濟南市經三路14號舉行的本公司臨時股東大會或其延遲會議，並於該臨時股東大會或其延遲會議代表本人／吾等，依照下列指示就臨時股東大會通告載列之決議案投票；如無作出指示，則由本人／吾等的代表酌情決定投票。

	決議	贊成 *(附註4)*	反對 *(附註4)*
	普通決議案		
1.	批准、確認及追認由本公司與山東省國際信託投資有限公司Shangdong International Trust and Investment Corporation*及濰坊市投資公司Weifang Municipality Investment Company*就建議重組山東濰坊發電廠及組成一間名為華電濰坊發電有限公司(「華電濰坊公司」)簽訂的日期為二零零五年十一月一日的有條件協議(「重組協議」)及其項下的所有交易，有關詳情載於本公司日期為二零零五年十一月二日的公告及日期為二零零五年十一月七日的通函；並授權本公司任何董事修訂重組協議、簽署其認為屬必要或適宜及符合本公司利益的一切文件及／或採取一切相關行動及事宜，藉以完成重組協議項下的所有交易、有關事宜或其他附帶事項。		
2.	批准、確認及追認由本公司與山東省國際信託投資有限公司及濰坊市投資公司就根據重組協議成立華電濰坊公司後擬向華電濰坊公司增資及進一步投資而簽訂的日期為二零零五年十一月一日的有條件協議(「投資協議」)及其項下的所有交易，有關詳情載於本公司日期為二零零五年十一月二日的公告及日期為二零零五年十一月七日的通函；並授權本公司任何董事修訂投資協議及簽署其認為屬必要或適宜及符合本公司利益的一切文件及／或採取一切相關行動及事宜，藉以完成投資協議項下的所有交易、有關事宜或其他附帶事項。		

簽署(附註5) ________________　　日期：二零零五年________月________日

附註：

1. 請用正楷填上全名及地址。
2. 請劃去不適用者並請填上以您名義登記與本委任書有關的股份數額。如未有填上數額，則本委任書將被視為與以您名義登記的所有本公司股份有關。
3. 您有權委任您選擇的任何人士為您的代理人。如欲委任大會主席以外的人士為代理人，請將「大會主席，或」字樣刪去，並在空格內填上您所擬委任代理人的姓名及地址。受委任代理人毋須為本公司股東。您可委任一位或多位代理人出席會議及投票。但如您委任多於一人為您的代理人，請注明每名代理人所代表的股份數目。本委任書的每項更改，必須由簽署人簽字示可。
4. 請注意，如投票贊成任何決議案，請在「贊成」格內加上「√」；如投票反對任何決議案，請在「反對」格內加上「√」。如無任何指示或交回的委任書並無指示受委任代理人如何就某項議案投票，代理人可自行決定是否及如何投票。您的代理人亦將有權自行決定就依法及正式向臨時股東大會提交的任何決議案(並未於臨時股東大會通知內述及)投票。
5. 本委任書須由您或您正式書面授權的人士簽署。如您為法定實體，例如公司或機構，則本委任書必須加蓋該法定實體印章，或由其董事或正式授權的代理人簽署。本附註所述的授權書均須公證。
6. 本委任書連同簽署人經公證的授權書或其他授權文件(如有)，最遲須於臨時股東大會指定的舉行時間前二十四小時(視情況而定)送達本公司董事會秘書室或送達本公司H股的股份登記公司-即位於香港灣仔皇后大道東183號合和中心17樓1712至1716室的香港證券登記有限公司方為有效。
7. 代理人代表股東出席臨時股東大會時應出示已填妥及簽署的本委任書及代理人的身份證明文件。
8. 本委任書應以一式兩份填寫，其中一份應依據附註6的指示予以送達，另一份則應依據附註7的指示於代理人出席臨時股東大會時出示。

華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

Directors:
HE Gong (Chairman)
CHEN Feihu (Vice Chairman)
ZHU Chongli (Vice Chairman)
CHEN Jianhua (Executive Director)
TIAN Peiting (Executive Director)
WANG Yingli (Non-executive Director)
ZHANG Bingju (Non-executive Director)
PENG Xingyu (Non-executive Director)

Independent non-executive Directors:
DING Huiping
ZHAO Jinghua
WANG Chuanshun
HU Yuanmu

Legal address and head office:
14 Jingsan Road
Jinan, Shangdong Province
People's Republic of China

Principal place of business in Hong Kong:
8th Floor, Gloucester Tower
The Landmark
11 Pedder Street
Central
Hong Kong

Hong Kong share registrar and transfer office:
Hong Kong Registrars Limited
Rooms 1712-1716
17th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

7th November, 2005

To the shareholders of the Company

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTIONS
Proposed restructuring involving Weifang Plant

1. Introduction

Weifang Plant is a power plant managed by the Company. It is interested as to 30% by the Company, 30% by SITIC and the remaining 40% by Weifang Municipality Investment Company. As mentioned in the announcement dated 2nd November, 2005 issued by the Company, on 1st November, 2005, the Company, SITIC and Weifang Municipality Investment Company entered into the Restructuring Agreement, through which Weifang Plant is proposed to be restructured under relevant PRC laws to form Huadian Weifang Company.

On 1st November, 2005, the Company, SITIC and Weifang Municipality Investment Company also entered into the Investment Agreement, pursuant to which the parties have agreed to make increased capital contributions and further investments towards Huadian Weifang Company after it is formed. Immediately following the expected capital contributions made, the enlarged registered capital of Huadian Weifang Company will then be interested as to 45% by the Company, 30% by SITIC and the remaining 25% by Weifang Municipality Investment Company.

According to the relevant "percentage ratio" calculated under Rule 14.07 of the Listing Rules, the Agreements constitute a discloseable transaction of the Company under the Listing Rules. In addition, SITIC is a promoter and a substantial shareholder, and hence a connected person, of the Company. Further, Huadian Weifang Company, when formed, will become an associate of SITIC, and therefore also a connected person of the Company. Accordingly, the Agreements and the transactions thereunder also constitute, or will constitute, connected transactions of the Company which are subject to approval by the Independent Shareholders at the EGM as required under Chapter 14A of the Listing Rules. SITIC and its associate(s), if any, will abstain from voting at the EGM on the ordinary resolutions approving each of the Agreements and the transactions thereunder, which will be taken on a poll as required under the Listing Rules.

The Independent Board Committee, comprising all the independent non-executive Directors, has been established to advise the Independent Shareholders in respect of the Agreements. Goldbond Capital has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders as to whether the terms of the Agreements are fair and reasonable and whether the Agreements are in the interests of the Company and its shareholders as a whole.

The purpose of this circular is to provide the Independent Shareholders with further information in relation to the Agreements as required under the Listing Rules, so as to enable the Independent Shareholders to make an informed decision to vote on the relevant ordinary resolutions set out in the Company's notice of the EGM as set out at the end of this circular. A letter from the Independent Board Committee and its recommendations to the Independent Shareholders is set out on pages 14 to 15 of this circular, and the opinion letter from Goldbond Capital is set out on pages 16 to 25 of this circular.

2. Weifang Plant

Weifang Plant is a power plant managed by the Company. It is interested as to 30% by the Company, 30% by SITIC and the remaining 40% by Weifang Municipality Investment Company. To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, Weifang Municipality Investment Company and its ultimate beneficial owner(s) are third parties independent of the Company and its connected persons.

The audited book value of the net assets of Weifang Plant as of 31st December, 2004 was RMB254,590,000 (approximately HK$244,798,077). An independent valuation of such net assets of Weifang Plant as of 31st December, 2004 was made by 中瑞華恒信會計師事務所有限公司, a PRC qualified valuer which and whose ultimate beneficial owner(s), to the best of the Directors' knowledge, information and belief having made all reasonable enquiries, are third parties independent of the Company and its connected persons. According to such valuation which was made by way of cost replacement method, the appraised total asset value of Weifang Plant as of 31st December, 2004 was RMB1,868,770,000 (approximately HK$1,796,894,231), and the appraised net asset value of Weifang Plant as of 31st December, 2004 was RMB1,046,850,000 (approximately HK$1,006,586,538), which is attributable as to 30% (or RMB314,055,000) to the Company, 30% (or RMB314,055,000) to SITIC and the remaining 40% (or RMB418,740,000) to Weifang Municipality Investment Company.

The net profits, before taxation and extraordinary items, generated by Weifang Plant for the two financial years ended 31st December, 2003 and 2004 were RMB87,450,000 (approximately HK$84,086,538) and RMB103,740,000 (approximately HK$99,750,000), respectively. The net profits, after taxation and extraordinary items, generated by Weifang Plant for these two financial years were RMB58,610,000 (approximately HK$56,355,769) and RMB69,320,000 (approximately HK$66,653,846), respectively.

3. Proposed restructuring of Weifang Plant and formation of Huadian Weifang Company

Restructuring Agreement

On 1st November, 2005, the Company, SITIC and Weifang Municipality Investment Company entered into the Restructuring Agreement, through which Weifang Plant is proposed to be restructured under relevant PRC laws to form Huadian Weifang Company.

Proposed formation of Huadian Weifang Company

The total registered capital of Huadian Weifang Company immediately upon its formation will be RMB200,000,000, which will be converted from the net assets of Weifang Plant. Under the Restructuring Agreement, the Company, SITIC and Weifang Municipality Investment Company shall make their respective capital contributions by way of injecting the relevant net assets of Weifang Plant in accordance with their percentage equity interests in Weifang Plant. Accordingly, the Company, SITIC and Weifang Municipality Investment Company shall inject net assets equivalent to RMB60,000,000, RMB60,000,000 and RMB80,000,000, respectively, as their capital contributions towards Huadian Weifang Company under the Restructuring Agreement. The registered capital of Huadian Weifang Company, when formed, will be interested as to 30% by the Company, 30% by SITIC and the remaining 40% by Weifang Municipality Investment Company.

The difference, in an amount of RMB54,590,000, between Huadian Weifang Company's total registered capital upon formation (i.e. RMB200,000,000) and the audited book value of Weifang Plant's net assets as of 31st December, 2004 (i.e. RMB254,590,000 as stated under "Weifang Plant" above) represents the undistributed profits of Weifang Plant as of 31st December, 2004 in the form of statutory surplus reserve and statutory public welfare fund, and will in accordance with relevant PRC laws be converted as the statutory surplus reserve and statutory public welfare fund of Huadian Weifang Company after completion of the parties' capital contributions described above. Such reserves will be interested by the parties in accordance with their expected future percentage equity interests in Huadian Weifang Company (i.e. 45% by the Company, 30% by SITIC and 25% by Weifang Municipality Investment Company as mentioned under "Proposed increased capital contributions and further investments in Huadian Weifang Company" below). The Directors expect that these reserves will not be converted into Huadian Weifang Company's registered capital.

Huadian Weifang Company

Huadian Weifang Company is expected to be principally engaged in the businesses of the production, sale and operation of power, electricity and heat, and related activities including development, investment, construction and sale of power and electricity-related products, and provision of related services including research and development of electricity-generation technology.

Under the Restructuring Agreement, Huadian Weifang Company shall operate for an initial term of 30 years commencing from the date when its business licence is issued, which term may be extended upon unanimous agreement of its shareholders.

The board of directors of Huadian Weifang Company will comprise eight members. The Company shall be entitled to nominate three directors, and each of SITIC and Weifang Municipality Investment Company shall be entitled to nominate two directors. The remaining director, as the company's staff representative, will be elected by the employees of Huadian Weifang Company.

4. Proposed increased capital contributions and further investments in Huadian Weifang Company

Investment Agreement

On 1st November, 2005, the Company, SITIC and Weifang Municipality Investment Company also entered into the Investment Agreement. Under the Investment Agreement, conditional upon and after the formation of Huadian Weifang Company pursuant to the Restructuring Agreement, its registered capital will be increased initially by RMB200,600,000 (i.e. from RMB200,000,000 to RMB400,600,000).

Proposed increased capital contributions and further investments

Under the Investment Agreement, the Company, SITIC and Weifang Municipality Investment Company have agreed to make increased capital contributions and further investments towards Huadian Weifang Company in an aggregate amount of RMB1,050,000,000 (approximately HK$1,009,615,385), of which RMB200,600,000 will contribute towards, and take the form of, Huadian Weifang Company's enlarged registered capital, and the remaining RMB849,400,000 will take the form of its capital reserves.

The parties' total investment of RMB1,050,000,000 required under the Investment Agreement was determined by reference to the expected future capital requirements for the second phase development of Weifang Plant as described under "Reasons for the transaction and benefits expected to accrue to the Company" below.

The parties' respective increased capital contributions and further investments required under the Investment Agreement are set out as follows:

	Investment taking the form of Huadian Weifang Company's enlarged registered capital immediately after completion of the transactions under the Investment Agreement *(RMB)*	Investment taking the form of Huadian Weifang Company's capital reserves immediately after completion of the transactions under the Investment Agreement *(RMB)*	Total investment *(RMB)*
Company	120,270,000	509,230,000	629,500,000
SITIC	60,180,000	254,820,000	315,000,000
Weifang Municipality Investment Company	20,150,000	85,350,000	105,500,000
Total:	200,600,000	849,400,000	1,050,000,000

The amounts of these capital contributions and investments required under the Investment Agreement were determined as a matter of commercial decision after arm's length negotiations by reference to the appraised net asset value of Weifang Plant as of 31st December, 2004.

As stated under "Weifang Plant" above, the appraised net asset value of Weifang Plant as of 31st December, 2004 was RMB1,046,850,000, which is attributable as to 30% (or RMB314,055,000) to the Company, 30% (or RMB314,055,000) to SITIC and the remaining 40% (or RMB418,740,000) to Weifang Municipality Investment Company. By way of illustration only, the appraised net assets of Huadian Weifang Company immediately following completion of the total capital contributions and investments made under the Investment Agreement are represented as follows:

	Attributable appraised net assets of Weifang Plant *(RMB)*	**Total investment under the Investment Agreement** *(RMB)*	**Attributable appraised net assets of Huadian Weifang Company immediately after completion of the transactions under the Investment Agreement** *(RMB)*
Company	314,055,000	629,500,000	943,555,000 (or 45%)
SITIC	314,055,000	315,000,000	629,055,000 (or 30%)
Weifang Municipality Investment Company	418,740,000	105,500,000	524,240,000 (or 25%)
Total:	1,046,850,000	1,050,000,000	2,096,850,000

Subject to fulfillment of the relevant conditions precedent set out under "Conditions precedent" below, the parties are expected to make their total respective capital contributions and investments required under the Investment Agreement in cash in a lump sum on the first day of the calendar month following the formation of Huadian Weifang Company, or on a date as otherwise agreed among the parties. The Company's capital contribution and investment is expected to be funded out of its internal resources.

The Agreements do not provide for any other capital commitment required by the Company, and the Company is not expected to provide any guarantee or indemnity in connection with the transactions under the Agreements.

Expected future capital structure of Huadian Weifang Company

Immediately following the increased capital contributions made as described above, the enlarged registered capital of Huadian Weifang Company equivalent to RMB400,600,000 will then be interested as to 45% (or RMB180,270,000) by the Company, 30% (or RMB120,180,000) by SITIC and the remaining 25% (or RMB100,150,000) by Weifang Municipality Investment Company, and the expected future capital structure of Huadian Weifang Company is represented as follows:


Company
SITIC
Weifang Municipality Investment Company
45%
30%
25%
Huadian Weifang Company

So far as permitted under and according to relevant PRC laws and regulations, the capital reserves of Huadian Weifang Company formed under the Investment Agreement may in future be converted into its registered capital in accordance with the parties' then percentage equity interests in Huadian Weifang Company. Therefore, assuming full conversion of such capital reserves immediately following the parties' increased capital contributions made pursuant to the Investment Agreement, the then further enlarged registered capital of Huadian Weifang Company equivalent to RMB1,250,000,000 is expected to be interested as to RMB562,500,000 (or 45%) by the Company, RMB375,000,000 (or 30%) by SITIC and the remaining RMB312,500,000 (or 25%) by Weifang Municipality Investment Company.

Undistributed profits

Under the Investment Agreement, the undistributed distributable profits realised by Weifang Plant during the period from 1st January, 2005 to the date when the parties make their respective capital contributions and investments will be distributed to the parties in accordance with their existing percentage equity interests in Weifang Plant (i.e. 30% in respect of the Company, 30% in respect of SITIC and the remaining 40% in respect of Weifang Municipality Investment Company).

Accounting treatment

It is the current intention that the Company may obtain management control of Huadian Weifang Company. It is nonetheless not decided as at the date hereof as to whether Huadian Weifang Company will or will not be accounted for and consolidated in the Company's future audited consolidated accounts as a subsidiary. If the Company eventually does not obtain management control of Huadian Weifang Company, Huadian Weifang Company will not be consolidated in the Company's accounts. Instead, for the purpose of preparing the Group's accounts, Huadian Weifang Company will be accounted for as a jointly controlled entity of the Company, and the Group's consolidated financial statements will include the Company's proportionate 45% share of Huadian Weifang Company's assets, liabilities, revenue and expenses with items of a similar nature on a line by line basis.

5. Conditions precedent

The Restructuring Agreement is conditional upon fulfillment of the following conditions precedent:

(i) approval(s), as required and appropriate, of the Restructuring Agreement and the transactions thereunder being obtained from relevant internal or regulatory authority(ies) applicable to the Company, SITIC and Weifang Municipality Investment Company (including approval of the Restructuring Agreement and the transactions thereunder by the Independent Shareholders at the EGM); and

(ii) approval of the transactions contemplated under the Restructuring Agreement (regarding the proposed restructuring of Weifang Plant and formation of Huadian Weifang Company) and of the relevant assets valuation report of Weifang Plant being obtained from all necessary PRC governmental and regulatory authority(ies).

The Investment Agreement is conditional upon fulfillment of the following conditions precedent:

(i) approval(s), as required and appropriate, of the Investment Agreement and the transactions thereunder being obtained from relevant internal or regulatory authority(ies) applicable to the Company, SITIC and Weifang Municipality Investment Company (including approval of the Investment Agreement and the transactions thereunder by the Independent Shareholders at the EGM); and

(ii) the formation of Huadian Weifang Company pursuant to the Restructuring Agreement, and the issue of its business licence.

So far as the Directors are aware, all relevant PRC governmental and regulatory approvals required of SITIC and Weifang Municipality Investment Company as referred to above (including those of山東省國有資產管理委員會Shandong Provincial State-owned Assets Supervision Administration Commission* and 山東省濰坊市國有資產管理委員會Shandong Provincial Weifang Municipality State-owned Assets Supervision Administration Commission*) have been obtained.

6. Reasons for the transaction and benefits expected to accrue to Company

The Company is principally engaged in the power generation business.

So far as is known to the Directors, SITIC is principally engaged in the businesses of managing infrastructure funds in Shangdong Province, capital trust and leasing trust, investment banking and international financing, and Weifang Municipality Investment Company is principally engaged in the business of investments in infrastructure facilities and projects.

Currently, the installed capacity of Weifang Plant, in its first phase development, amounts to 660MW, comprising two 330 MW generating units. Weifang Plant is expanding into its second phase development, with the planned construction of two additional generating units, each of 670MW as currently planned, as approved by the PRC State and Development and Reform Commission. The proposed restructuring of Weifang Plant into a limited liability company and the proposed formation of Huadian Weifang Company with the contemplated cash injection of a total sum of RMB1,050,000,000 (as its future registered capital and capital reserves) pursuant to the Investment Agreement are, as the Directors consider, required in financing the second phase expansion project of Weifang Plant.

The Company currently has a 30% equity interest in Weifang Plant. After its restructuring and the proposed increased capital contributions and further investments as contemplated under the Agreements, the Company will have a 45% equity interest in Huadian Weifang Company. The Directors believe that the interested installed capacity earned (i.e. the proportionate installed capacity calculated by reference to the Company's equity interest held) and the profit generated from the Company's investment in the Weifang plants and its expansion project will therefore increase, which is expected to enhance the Company's market share in the power-generating industry in Shandong Province, and is therefore beneficial to the Company and its shareholders as a whole.

The Directors believe that the Group's earnings will increase as a result of the transaction as described above. It is nonetheless not decided as to whether Huadian Weifang Company will or will not be accounted for and consolidated as a subsidiary in the Company's future audited consolidated accounts as mentioned under "Proposed increased capital contributions and further investments in Huadian Weifang Company — Accounting treatment" above. Further, as mentioned above, the parties' investment made under the Agreements was required in primarily financing the second phase expansion project of Weifang Plant, which is currently in the early stage of development. The Directors are therefore currently not in a position to accurately anticipate the effect of the transaction on the Company's future earnings.

As mentioned under "Proposed increased capital contributions and further investments in Huadian Weifang Company" above, the parties' investments required under the Investment Agreement were determined by reference to the expected future capital requirements for the second phase expansion project of Weifang Plant and the appraised net asset value of Weifang Plant as of 31st December, 2004. The difference between such appraised net asset value and the relevant audited book value in respect of essentially an additional 15% interest in the Weifang plants being acquired by the Company pursuant to the Agreements amounts to less than RMB120,000,000, which represents only around 0.44% of, and is thus negligible as compared to, the Group's total assets as of 31st December, 2004. Therefore, regardless of the future accounting treatment used in respect of Huadian Weifang Company, the Directors currently anticipate that the Agreements and the transaction will not result in any significant impact on the Group's assets and liabilities except for the matters disclosed.

The Directors, including the independent non-executive Directors, believe that the transactions under the Agreements are on normal commercial terms, which are fair and reasonable and in the interests of the Company's shareholders as a whole.

7. Listing Rules' implications

Discloseable transaction

According to the relevant "percentage ratio" calculated under Rule 14.07 of the Listing Rules, the Agreements constitute a discloseable transaction of the Company under the Listing Rules.

Connected transactions

In addition, SITIC is a promoter and a substantial shareholder, and hence a connected person, of the Company. Further, Huadian Weifang Company, when formed, will become an associate of SITIC, and therefore also a connected person of the Company. Accordingly, the Agreements and the transactions thereunder also constitute, or will constitute, connected transactions of the Company which are subject to approval by the Independent Shareholders at the EGM as required under Chapter 14A of the Listing Rules. SITIC and its associate(s), if any, will abstain from voting at the EGM on the ordinary resolutions approving each of the Agreements and the transactions thereunder, which will be taken on a poll as required under the Listing Rules.

The Independent Board Committee, comprising all the independent non-executive Directors, has been established to advise the Independent Shareholders in respect of the Agreements. None of the independent non-executive Directors has any material interest in the transactions under the Agreements. Goldbond Capital has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders as to whehter the terms of the Agreements are fair and reasonable and whether the Agreements are in the interests of the Company and its shareholders as a whole.

8. Recommendation

Based on the relevant information disclosed herein, the Directors, including the independent non-executive Directors, believe that the transactions under the Agreements are on normal commercial terms in the Company's ordinary and usual course of business, the terms of which are fair and reasonable and the Agreements are in the interests of the Company and its shareholders as a whole. Accordingly, the Directors recommend the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM to approve each of the Agreements and the transactions thereunder.

Goldbond Capital has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders as to whether the terms of the Agreements are fair and reasonable and whether the Agreements are in the interests of the Company and its shareholders as a whole. Having taken into account the advice of Goldbond Capital, the Independent Board Committee considers that the terms of the Agreements are fair and reasonable and that the Agreements are in the interests of the Company and its shareholders as a whole. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM to approve each of the Agreements and the transactions thereunder.

9. EGM

Notice of EGM

The EGM will be held at the Company's legal address at 14 Jingsan Road, Jinan, Shandong Province, the PRC at 10:00 a.m. on Friday, 23rd December, 2005 to consider and approve, among other things if considered appropriate and/or required, each of the Agreements and the transactions thereunder. The notice convening the EGM is set out at the end of this circular.

Closure of books

In respect of H shareholders, shareholders whose names appear on the register of members of the Company at the close of business on Tuesday, 22nd November, 2005 will be entitled to attend the EGM upon completion of the necessary registration procedures. The H share register of members of the Company will be closed from Wednesday, 23rd November, 2005 to Thursday, 22nd December, 2005, both days inclusive, during which period no transfer of the Company's H shares will be effected. Where applicable, shareholders of the Company's H shares intending to attend the EGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company's H share registrar, Hong Kong Registrars Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, by 4:00 p.m. on Tuesday, 22nd November, 2005.

Reply slip and proxy form

If you are eligible and intend to attend the EGM, please complete and return the reply slip for attendance, a copy of which is enclosed with this circular, in accordance with the instructions printed thereon as soon as possible and in any event by Friday, 2nd December, 2005.

If you are not able to attend and/or vote at the EGM, you are strongly urged to complete and return the proxy form, a copy of which is also enclosed with this circular, in accordance with the instructions printed thereon as soon as possible and in any event not later than 24 hours before the time appointed for the holding of the EGM or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending and voting in person at the EGM or any adjournment thereof should you so wish.

Voting

SITIC and its associate(s), if any, will abstain from voting at the EGM on the separate ordinary resolutions approving each of the Agreement and the transactions thereunder, which will be taken on a poll as required under the Listing Rules. To the extent that the Company is aware having made all reasonable enquiries, as at the Latest Practicable Date:

(i) SITIC was a substantial shareholder of the Company holding approximately 15.01% of its then entire issued share capital, and controlled or was entitled to exercise control over the voting rights in respect of such shares;

(ii) there was no voting trust or other agreement, arrangement or understanding entered into by or binding upon SITIC and SITIC was not subject to any obligation or entitlement, whereby it had or might have temporarily or permanently passed control over the exercise of the voting right in respect of its shares in the Company to a third party, whether generally or on a case-by-case basis;

(iii) it was not expected that there would be any discrepancy between SITIC's beneficial shareholding interest in the Company as disclosed in the appendix to this circular and the number of shares in the Company in respect of which it would control or would be entitled to exercise control over the voting right at the EGM.

Procedure to otherwise demand a poll

Pursuant to articles 75 to 77 of the Company's articles of association, at any general meeting of the Company, a resolution shall be decided on a show of hands unless otherwise provided for under applicable listing rules or other securities laws and regulations, or unless a poll is (before or after any vote by a show of hands) demanded by:

(i) the chairman of the meeting;

(ii) at least two shareholders, who possess the right to vote, present in person or by proxy; or

(iii) one or more shareholders (including proxies) representing, either calculated separately or in aggregate, 10% or more of all shares carrying the right to vote at the meeting.

A demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll, The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

10. Additional information

Your attention is also drawn to the letter from the Independent Board Committee to the Independent Shareholders set out on pages 14 to 15 of this circular, the letter from Goldbond Capital to the Independent Board Committee and the Independent Shareholders set out on pages 16 to 25 of this circular, and the additional information set out in the appendix to this circular.

Yours faithfully,
For and on behalf of the board of Directors of
Huadian Power International Corporation Limited
HE Gong
Chairman

* *for identification only*

華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

Legal address and head office:
14 Jingsan Road
Jinan, Shangdong Province
People's Republic of China

7th November, 2005

To the Independent Shareholders

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTIONS

We refer to the circular dated 7th November, 2005 (the "Circular") to the shareholders of the Company of which this letter forms part. Unless otherwise specified, terms defined in the Circular shall have the same meanings in this letter.

We have been appointed as members of the Independent Board Committee, which has been established to advise the Independent Shareholders in respect of the Agreements, details of which are set out in the section headed "Letter from the board of Directors" of the Circular. None of us has any material interest in the transactions under the Agreements.

As described in the section headed "Letter from the board of Directors" of the Circular, on 1st November, 2005, the Company, SITIC and Weifang Municipality Investment Company entered into: (i) the Restructuring Agreement, through which Weifang Plant is proposed to be restructured under relevant PRC laws to form Huadian Weifang Company; and (ii) the Investment Agreement, pursuant to which the parties have agreed to make increased capital contributions and further investments towards Huadian Weifang Company after it is formed pursuant to the Restructuring Agreement. Immediately following the expected capital contributions made, the enlarged registered capital of Huadian Weifang Company will then be interested as to 45% by the Company, 30% by SITIC and the remaining 25% by Weifang Municipality Investment Company.

According to the relevant "percentage ratio" calculated under Rule 14.07 of the Listing Rules, the Agreements constitute a discloseable transaction of the Company under the Listing Rules.

In addition, SITIC is a promoter and a substantial shareholder, and hence a connected person, of the Company. Further, Huadian Weifang Company, when formed, will become an associate of SITIC, and therefore also a connected person of the Company. Accordingly, the Agreements and the transactions thereunder also constitute, or will constitute, connected transactions of the Company which are subject to approval by the Independent Shareholders at the EGM as required under Chapter 14A of the Listing Rules. SITIC and its associate(s), if any, will abstain from voting at the EGM on the ordinary resolutions approving each of the Agreements and the transactions thereunder, which will be taken on a poll as required under the Listing Rules.

Goldbond Capital has been appointed as the independent financial adviser to advise us and the Independent Shareholders as to whether the terms of the Agreements are fair and reasonable and whether the Agreements are in the interests of the Company and its shareholders as a whole. We wish to draw your attention to the opinion letter from Goldbond Capital set out on pages 16 to 25 of the Circular.

As members of the Independent Board Committee, we have discussed with the management of the Company in relation to the Agreements and the transactions thereunder, and the basis upon which the terms of the transactions have been determined. We have also taken into account the principal factors and reasons considered by Goldbond Capital in forming its opinion in relation to the Agreements, and have discussed with Goldbond Capital its opinion letter and its advice.

On the basis of the above, we consider, and agree with the view of Goldbond Capital, that the terms of the Agreements are fair and reasonable and the Agreements are in the interests of the Company and its shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM to approve each of the Agreements and the transactions thereunder.

Yours faithfully,
DING Huiping
ZHAO Jinghua
WANG Chuanshun
HU Yuanmu
Independent Board Committee

* *for identification only*

The following is the text of the letter of advice dated 7 November 2005 from Goldbond Capital to the Independent Board Committee and the Independent Shareholders in respect of the Agreements prepared for incorporation into this circular:

金榜融資(亞洲)有限公司
GOLDBOND CAPITAL (ASIA) LIMITED

Goldbond Capital (Asia) Limited
3902 B, 39th Floor, Tower 1
Lippo Centre
89 Queensway
Hong Kong

7 November 2005

The Independent Board Committee and the Independent Shareholders

Dear Sirs,

DISCLOSEABLE AND CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our appointment to advise the Independent Board Committee and the Independent Shareholders in relation to the Agreements. Details of the Agreements are set out in the circular dated 7 November 2005 issued by the Company (the "**Circular**") to its shareholders (the "**Shareholders**"), of which this letter forms part. This letter contains our advice to the Independent Board Committee and the Independent Shareholders as to whether or not the terms of the Agreements are fair and reasonable and the Agreements are in the interests of the Company and the Shareholders as a whole and to advise the Independent Shareholders on how to vote. Unless the context otherwise requires, terms used in this letter shall have the same meanings as those defined in the Circular.

In formulating our opinions and recommendations, we have relied on the statements, information, opinions, reports, valuations and representations, if any, which have been provided to us by the Directors. We have assumed that all statements, information, opinions, reports, valuations and representations contained or referred to in the Circular were true, complete and accurate in all material respects at the time they were made and given and continue to be so in all material respects on the despatch date of the Circular. We have also assumed that all statements of beliefs, opinions, assumptions and intentions made by the Directors in the Circular were made reasonably after due and careful enquiry and were based on honestly-held opinions. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors and we have been advised by the Directors that no material facts have been omitted from the information and representations provided.

We consider that we have been provided with sufficient information to enable us to reach an independent view to justify our reliance on the accuracy of the information and representations provided and to provide a reasonable basis for our recommendations. We have no reason to suspect that any relevant information or reports have been withheld, nor are we aware of any facts or circumstances which would render the information provided and the representations made to us to be untrue, inaccurate, or misleading. We have not, however, carried out any independent verification of the information provided to us by the Directors, nor have we conducted any independent investigation into the businesses, affairs and prospects of the Group.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion regarding the terms of the Agreements, we have considered the following principal factors and reasons:

1. Background information

Background of the Group

The Group is principally engaged in the generation and sale of electricity and heat. All the electricity generated is supplied to the provincial grid companies where the power plants are located and such plants of the Group are located in Shandong Province, Sichuan Province, Ningxia Province and Anhui Province of the PRC, respectively.

According to the interim report of the Company for the six months ended 30 June 2005, the Group is one of the large-scale PRC power-generating group companies listed on the Stock Exchange. As of 30 June 2005, the total installed capacity managed by the Group and the Group's total interested installed capacity amounted to 8,635MW and 7,581.2MW, respectively, and are set out as follows:

Power Plants	Installed capacity (MW)	Equity interest of the Group	Effective interested capacity (MW)
Plants managed by the Group			
Zouxian Plant	2540.0	100.00%	2540.0
Shiliquan Plant	1285.0	100.00%	1285.0
Laicheng Plant	1200.0	100.00%	1200.0
Huadian Qingdao Power Company Limited	660.0	55.00%	363.0
Huadian Zibo Power Company Limited	467.0	100.00%	467.0
Huadian Zhangqiu Power Company Limited	290.0	70.00%	203.0
Huadian Tengzhou Xinyuan Power Company Limited	333.0	54.49%	181.5
Sichuan Guangan Power Generation Company Limited	1200.0	80.00%	960.0
Weifang Plant	660.0	30.00%	198.0
Total capacity managed by the Group	**8635.0**		
Plants not managed, but interested by the Group			
Ningxia Yinglite Zhongning Power Company Limited	330.0	50.00%	165.0
Ningxia Power Generation Company (Group) Limited	60.0	31.11%	18.7
Anhui Chizhou Jiuhua Power Generation Company Limited	0.0	40.00%	0.0
Sichuan Luzhou Chuannan Power Generation Company Limited	0.0	40.00%	0.0
Total effective interested capacity			**7581.2**

During the first half of 2005, electricity generation of the Group amounted to about 22.83 million MWh, representing an increase of about 31.03% over the corresponding period in 2004. The average utilisation hours of the power generation facilities of the Group were about 2,791 hours, representing an increase of about 375 hours over the corresponding period in 2004. For the six months ended 30 June 2005, profits after taxation and net assets of the Group were about RMB516.31 million and RMB12,959.83 million respectively.

Background of Weifang Plant

Weifang Plant was established in April 1992, and is located in Weifang city, Shandong Province, the PRC. The Group acquired the 30% equity interest in Weifang Plant in 1999, and has been the operator of Weifang Plant since then. Weifang Plant is currently owned as to 30% by the Group, 30% by SITIC and 40% by Weifang Municipality Investment Company.

In 2004, electricity generation of Weifang Plant amounted to about 3.65 million MWh and the average utilisiation hours of the power generation facilities of Weifang Plant were about 5,531 hours. The net profits, after taxation and extraordinary items, generated by Weifang Plant for each of the two financial years ended 31 December 2003 and 2004 were about RMB58.61 million and RMB69.32 million respectively. The Group's equity interest in Weifang Plant has been classified as investment in jointly controlled entities and accounted for on the financial statements of the Group on a proportionate basis in terms of Weifang Plant's assets, liabilities, revenue and expenses. Investments in jointly controlled entities are stated in the Company's balance sheet at cost less impairment losses.

An independent valuation of the net assets of Weifang Plant as of 31 December 2004 (the "Independent Valuation") was prepared by 中瑞華恒信會計師事務所有限公司, a PRC qualified valuer which and whose ultimate beneficial owner(s), to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, are third parties independent of the Group and its connected persons. According to the Independent Valuation, the appraised net asset value of Weifang Plant as of 31 December 2004 was about RMB1,046.85 million. As of 31 December 2004, the audited book value of the net assets of Weifang Plant was about RMB254.59 million.

2. Background and particulars of the Agreements

The Restructuring Agreement

On 1 November 2005, the Company, SITIC and Weifang Municipality Investment Company entered into the Restructuring Agreement, through which Weifang Plant is proposed to be restructured under relevant PRC laws to form Huadian Weifang Company.

Immediately upon its formation, the registered capital of Huadian Weifang Company will be RMB200.00 million and will remain to be interested as to 30% by the Group, 30% by SITIC and the remaining 40% by Weifang Municipality Investment Company.

The Investment Agreement

On 1 November 2005, the Company, SITIC and Weifang Municipality Investment Company also entered into the Investment Agreement. Under the Investment Agreement, the Company, SITIC and Weifang Municipality Investment Company have agreed to make increased capital contributions and further investments towards Huadian Weifang Company in an aggregate amount of RMB1,050.00 million of which RMB200.60 million will contribute towards, and take the form of, Huadian Weifang Company's enlarged registered capital, and the remaining RMB849.40 million will take the form of Huadian Weifang Company's capital reserves.

Upon the completion of the capital contributions, the registered capital of Huadian Weifang Company will be increased from RMB200.00 million to RMB400.60 million and will be interested as to 45% by the Group, 30% by SITIC and the remaining 25% by Weifang Municipality Investment Company.

So far as permitted under and according to relevant PRC laws and regulations, the capital reserves of Huadian Weifang Company formed under the Investment Agreement may in future be converted into its registered capital in accordance with the parties' then percentage equity interests in Huadian Weifang Company.

Subject to fulfillment of the relevant conditions precedent set out in the letter from the board of Directors under "Conditions precedent" of the Circular, the parties are expected to make their respective increased capital contributions and further investments required under the Investment Agreement in cash in a lump sum on the first day of the calendar month following the formation of Huadian Weifang Company, or on a date as otherwise agreed among the parties. The Group's capital contribution and further investment is expected to be funded out of its internal resources.

The parties' total investment of about RMB1,050.00 million required under the Investment Agreement was determined by reference to the expected future capital requirements for the second phase development of Weifang Plant. Further details of the Agreements are set out in the letter from the board of Directors included in the Circular.

Huadian Weifang Company

Huadian Weifang Company is expected to be principally engaged in the businesses of the production, sale and operation of power, electricity and heat, and related activities including development, investment, construction and sale of power and electricity related products, and provision of related services including research and development of electricity generation technology.

Under the Restructuring Agreement, Huadian Weifang Company shall operate for an initial term of 30 years commencing from the date when its business licence is issued, which term may be extended upon unanimous agreement of its shareholders.

The board of directors of Huadian Weifang Company will comprise eight members. The Group shall be entitled to nominate three directors, and each of SITIC and Weifang Municipality Investment Company shall be entitled to nominate two directors. The remaining director, as the company's staff representative, will be elected by the employees of Huadian Weifang Company.

The planned installed capacity of Weifang Plant, in its first phase development, amounts to 660MW, comprising two 330 MW generating units. Weifang Plant is expanding into its second phase development, with the construction of two additional generating units, each of 670MW as currently planned.

3. Reasons for entering into the Agreements

Strong demand for power in the PRC and in Shandong Province

Power consumption in the PRC has been growing rapidly. According to the China Statistical Yearbook 2002 and 2005 issued by the PRC Bureau of Statistics, from 1999 to 2004, power consumption in the PRC grew at a compound annual growth rate of about 12.00%, outpacing PRC's GDP compound annual growth rate of about 10.77% over the same period. Compared to the power consumption in the PRC, power consumption in Shandong Province and the GDP of Shandong Province grew at a higher compound annual growth rate of about 15.28% and 15.12%, respectively, from 1999 to 2004.

According to a publication regarding the growth of electricity issued in June 2005 by the Development Research Center of the State Council of the PRC, a comprehensive policy research and consulting institution directly under the State Council of the PRC, the demand for electricity in 2005 is expected to grow in a relatively steady pace comparing to the growth in 2003 and 2004. The Development Research Center of the State Council of the PRC also expected the growth in demand for electricity in 2005 to be about 12.3%, which is about 2.5% lower than the growth in demand for electricity in 2004. The growth in demand for electricity, however, is still higher than the expected GDP growth of the PRC for 2005, which is expected to be about 8%.

The publication also stated that the demand for electricity in the PRC is mainly driven by the industrial and the domestic sectors. It also predicted that there still will be shortages of electricity supply during the peak seasons despite the fact that the shortage of electricity supply in the PRC has been improving recently as a result of the commencement of operations of new power generation facilities. According to such publication, in 2004, the average annual utilisation hours of power generation facilities in the PRC reached about 5,350 hours, representing a compound annual growth rate of about 4.92% from 2002 to 2004.

As the nationwide power demand will likely to remain strong, the Directors are of the view that the Agreements will provide the Group the opportunity to strengthen its position in a sector with strong growth potential. In view of the favorable market conditions as described above, the Directors have confidence in the prospects of the power sector of the PRC and Shandong Province, and believe that the Agreements will allow the Group to capitalise on the expected strong power demand growth in the PRC and Shandong Province.

Expanded operation of the Group

The Group is primarily engaged in the construction and operation of power plants and other business related to power generation. It is the Group's strategy to actively and steadily expand its asset scale as prospective competition is expected to be stimulated in the power generation sector under the power reform in the PRC.

The major competitors of the Group, which include PRC power generation companies listed on the Stock Exchange, have been undergoing fast expansion to capture market shares of the PRC power sector. Information extracted from the respective annual reports of certain competitors of the Group regarding their expansions is set out as follows:

- Huaneng Power International, Inc., as of 31 March 2005, had an equity based generation capacity of 21,418MW and a total capacity of 16,782MW under construction and planning.

- China Power International Limited, according to its 2004 annual report, had an attributable installed capacity under commercial operation of 3,010MW and planned power plants with attributable installed capacity of 3,468MW.

- China Resources Power Holdings Company Limited, as of 31 December 2004, had an attributable installed generation capacity of 2,949MW of which 1,404MW commenced operation in 2004.

- Datang International Power Generation Company Limited had a total installed capacity amounted to about 10,410MW as of 31 December 2004 and had a capacity increase of 2,600MW in 2004.

Based on the above, as the major competitors of the Group have increased or planned to increase their capacities significantly, the Directors believe that it is essential for the Group to also expand its operation to maintain and capture market shares and remain competitive.

As stated in the 2004 annual report of the Company, the Group will continue to put efforts in power project development and expand its operations. According to the interim report of the Company for the six months ended 30 June 2005, the Group's projects under construction include two 1,000MW generating units of Zouxian Plant Phase IV, two 300MW generating units of Qingdao Company Phase II, two 600MW generating units of Guangan Company Phase III and the two generating units of second phase of Weifang Plant.

As part of the Group's expansion plan, by increasing its future equity interest in Huadian Weifang Company when formed, the Group's interest in the second phase of Weifang Plant will increase. As Huadian Weifang Company will be owned as to 45% by the Group upon the completion of the Agreements and based on the information extracted from the interim report of the Company for the six months ended 30 June 2005, the Group's effective interested capacity will be increased to about 7,680.2MW from about 7,581.2MW, representing an increase of about 1.31%. Upon the completion of the two 670MW generating units of the second phase of Weifang Plant, the effective interested capacity of the Group will further be increased to about 8,283.2MW.

Operating results comparable to other power generation facilities of the Group

Based on the information extracted from the 2004 annual report of the Company, given the stable operating result of Weifang Plant, the Directors believe that it is the opportune time to increase the stake in Huadian Weifang Company, and the Agreements will benefit the Group by the increase in sharing of the profits generated by Huadian Weifang Company. Set out below is a comparison of the operating information of Weifang Plant and other power generation facilities of the Group.

Name of the Power generating facilities	Average Utilisation Hours *(Wh)*	Net Amount Electricity of Generated *(Wh/MW)*	Net amount of electricity generated per installed capacity *(g/kWh)*	Standard coal consumption for electricity supplied
Zouxian Plant	4,934	11,840,000	4,661.4	332.0
Shiliquan Plant	4,864	5,760,000	4,482.5	357.6
Laicheng Plant	5,092	5,750,000	4,791.7	341.3
Huadian Qingdao Power Company Limited	5,315	3,260,000	4,939.4	347.4
Huadian Zibo Power Company Limited	5,148	2,010,000	4,304.1	378.9
Huadian Zhangqiu Power Company Limited	4,885	1,220,000	4,206.9	372.0
Huadian Tengzhou Xinyuan Power Company Limited	4,891	1,500,000	4,504.5	370.9
Sichuan Guangan Power Generation Company Limited	5,511	4,020,000	3,350.0	342.6
Weifang Plant	**5,531**	**3,430,000**	**5,197.0**	**347.0**

Source: 2004 Annual Report of the Company

Our review of the operating information of Weifang Plant and other power generation facilities of the Group indicates that the operating results of Weifang Plant are within the respective range of other power generation facilities of the Group. The relatively high utilisation hours of Weifang Plant suggested that the plant is located in an area with strong power demand.

Based on the abovementioned reasons, the Directors consider that the entering into of the Agreements is in line with the Group's corporate strategy to actively and steadily expand its asset scale. The Directors also believe the strengthened market position in an area with strong power demand will bring a favorable economic return to the Group.

In view of the reasons above, we are of the view that the demand for power in the PRC and the demand for power in Shandong Province are expected to remain strong, and by increasing the Group's equity interest in Huadian Weifang Company and the Group's interested capacity in Shandong Province, the Group will benefit from the readiness of the expansion opportunity arising from the second phase of Weifang Plant and the strong demand for power to generate more revenue.

We also are of the view that the Agreements are in line with the Group's corporate strategy to expand its operation and remain competitive in the PRC power sector as the quality of the underlying assets of Weifang Plant is comparable to the other power generation facilities of the Group.

4. Consideration of the Agreements

As advised by the Directors, the consideration of the Agreements, which will be satisfied by internal resources of the Group, was arrived at based on arm's length negotiation and determined with reference to, among other things, the Independent Valuation and taking into account various factors such as the market environments, the technical conditions and future development potential of Weifang Plant as of 31 December 2004.

According to the Directors, the Agreements were entered into after arm's length negotiation among the Group, SITIC and Weifang Municipality Investment Company in the ordinary and usual course of business of the Company based on normal commercial terms. In formulating our opinion, we have considered acquisitions of power plants or power plant holding companies in the power generation sector in the PRC and noticed that it is a common market practice to determine the value of power generation companies or power generation facilities with reference to their valuations of net assets.

The capital contributions and further investments of the Group, SITIC and Weifang Municipality Investment Company towards the capital of Huadian Weifang Company under the Agreements are about RMB943.56 million, RMB629.06 million and RMB524.24 million, respectively. Such capital contributions and further investments by the Group, SITIC and Weifang Municipality Investment Company comprise of (i) their relevant equity interests in Weifang Plant of about RMB314.06 million, RMB314.06 million and RMB418.74 million, respectively, which were based on the appraised value of Weifang Plant's net assets according to the Independent Valuation; and (ii) cash of RMB629.50 million, RMB315.00 million and RMB105.50 million, respectively. As each party's contribution has been calculated based on the same Independent Valuation and translated into cash terms on a one-to-one basis, we are of the opinion that the value paid by the Group in acquiring the interest in Huadian Weifang Company is no less favourable than those paid by SITIC and Weifang Municipality Investment Company. By way of illustration, the appraised net assets of Huadian Weifang Company immediately following completion of the capital contributions and the further investments made under the Agreements are represented as follows:

	Attributable appraised net assets of Weifang Plant *(RMB)*	Total investment under the Investment Agreement *(RMB)*	Attributable appraised net assets of Huadian Weifang Company immediately after completion of the transactions under the Investment Agreement *(RMB)*
Company	314,055,000	629,500,000	943,555,000 (or 45%)
SITIC	314,055,000	315,000,000	629,055,000 (or 30%)
Weifang Municipality Investment Company	418,740,000	105,500,000	524,240,000 (or 25%)
Total:	1,046,850,000	1,050,000,000	2,096,850,000

5. Potential financial effects of the Agreements

This section sets out various analyses on the potential financial effects of the Agreements, which were prepared based on the unaudited financial statements of the Group for the six months ended 30 June 2005 and the income statement of Weifang Plant for the year ended 31 December 2004 prepared based on the PRC accounting standards. It should be noted that the financial effects of the Agreements on the Group shown in this section are for illustrative purpose only.

(i) Profit and loss account

Based on the unaudited financial statements of the Group for the six months ended 30 June 2005, the Group recorded a profit attributable to shareholders of approximately RMB467.6 million. Based on the audited financial statements of Weifang Plant for the year ended 31 December 2004, Weifang Plant generated net profit of approximately RMB69.3 million, and therefore, will have a positive effect on the profit and loss account of the Group upon the completion of the Agreements as more profit of Huadian Weifang Company will be attributable to the Group due to the increase in equity interest. The investment and borrowing (if any) associated with the expansion will have no material impact on the profit and loss account of the Group until the new plant commence operation as all development costs and interest expenses will be capitalised before then.

(ii) Net asset value

As of 30 June 2005, the unaudited net asset value of the Group amounted to RMB12,959.83 million. The Group will settle the consideration of the Agreements by internal resources, and therefore, the Agreements will have no material effect on the net asset value of the Group.

(iii) ***Working capital***

As stated in the Company's interim report for the six months ended 30 June 2005, the Group had cash and cash equivalents of about RMB1,189.29 million. As advised by the Directors, the Group will satisfy the consideration of the Agreements by internal resources, and therefore, the Agreements will have a negative impact on the Group's working capital position. We also note that the Group's cash and cash equivalents are in excess to satisfy the consideration of the Agreements.

(iv) ***Gearing***

As the consideration of the Agreements, which amounts to RMB629.50 million, will be satisfied by internal resources of the Group, the shareholder's equity and net debt of the Group will remain unchanged, and therefore, the Agreements will have no material effect on the Group's gearing ratio.

RECOMMENDATION

Taking into account:

(i) the expected growing demand for electricity in Shandong Province and in the PRC;

(ii) the Group's corporate strategy and the opportunity to strengthen the Group's market position in Shandong Province in relation to Huadian Weifang Company;

(iii) the capital contributions and the further investments of the Group, SITIC and Weifang Municipality Investment Company were determined by reference to the same Independent Valuation; and

(iv) the above principal factors and reasons.

We consider that the transactions contemplated under the Agreements, and the terms thereof, are fair and reasonable so far as the Independent Shareholders are concerned and that the transactions contemplated under the Agreements are in the interests of the Group and the Shareholders as a whole. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the separate ordinary resolutions to be proposed at the EGM to approve the Agreements and all transactions contemplated under the Agreements.

Yours faithfully,
For and on behalf of
Goldbond Capital (Asia) Limited
Stacey Wong
Head of Corporate Finance

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained in this circular, the omission of which would make any statement herein misleading.

DISCLOSURE OF INTERESTS

Directors, supervisors, chief executives and senior management

As at the Latest Practicable Date, none of the Directors, the Company's supervisors, chief executives or members of senior management of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including any interest and short position which he/she was taken or deemed to have under such provisions of the SFO) or (ii) entered in the register of interests required to be kept by the Company pursuant to section 352 of the SFO or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in appendix 10 to the Listing Rules.

Each of He Gong, Chen Feihu, Chu Chongli, Wang Yingli, Peng Xingyu and Zhang Bingju (Directors) and Feng Lanshui and Li Changxu (supervisors of the Company) was as at the Latest Practicable Date a director or employee of China Huadian Corporation or SITIC, each of which, as disclosed below, was a company having, as at the Latest Practicable Date, an interest in the Company's shares required to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

Substantial shareholders

Interests in the Company

So far as is known to the Directors, as at the Latest Practicable Date, each of the following persons, other than a Director, supervisor, chief executive or member of the Company's senior management, had an interest and/or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was otherwise interested in 5% or more of any class of the then issued share capital of the Company:

Name of shareholder	Nature of shares held	Number of shares held	Interest As at the Latest Practicable Date: Approximate percentage of shareholding in the Company's total issued share capital	Approximate percentage of shareholding in the Company's total issued domestic share	Approximate percentage of shareholding in the Company's total issued H shares	Short position
China Huadian Corporation	Domestic shares	3,011,075,430	50.01%	65.60%	—	—
SITIC	Domestic shares	903,443,970	15.01%	19.68%	—	—
HKSCC Nominees Limited *(Notes)*	H shares	1,420,801,900	23.60%	—	99.29%	See Note 4

Notes:

Based on the information available to the Directors and so far as they are aware and understand, as at the Latest Practicable Date:

1. Among the 1,420,801,900 H shares held by HKSCC Nominees Limited, UBS AG had, in the capacity as beneficial owner and through controlled corporations, an interest in an aggregate of 175,045,900 H shares of the Company (representing approximately 12.23% of the then total issued H shares). Based on the information available to the Directors and so far as they understand, information in relation to interests in the Company of corporations controlled by UBS AG was as follows:

   (a) 6,757,000 H shares (representing approximately 0.472% of the Company's then total issued H shares) were held by UBS Fund Services (Luxembourg) SA, which in turn was 100% controlled by UBS AG;

   (b) 7,350,000 H shares (representing approximately 0.514% of the Company's then total issued H shares) were held by UBS Global Asset Management (Americas) Inc, which in turn was 100% controlled by UBS AG;

   (c) 1,500,000 H shares (representing approximately 0.105% of the Company's then total issued H shares) were held by UBS Global Asset Management (Hong Kong) Limited, which in turn was 100% controlled by UBS AG;

   (d) 9,180,000 H shares (representing approximately 0.641% of the Company's then total issued H shares) were held by UBS Global Asset Management (Japan) Ltd, which in turn was 100% controlled by UBS AG;

   (e) 78,160,000 H shares (representing approximately 5.462% of the Company's then total issued H shares) were held by UBS Global Asset Management (Singapore) Limited, which in turn was 100% controlled by UBS AG;

   (f) 614,000 H shares (representing approximately 0.043% of the Company's then total issued H shares) were held by UBS Global Asset Management Trust Company, which in turn was 100% controlled by UBS AG;

   (g) 35,070,000 H shares (representing approximately 2.451% of the Company's then total issued H shares) were held by UBS Global Asset Management (UK) Inc, which in turn was 100% controlled by UBS AG.

2. Among the 1,420,801,900 H shares held by HKSCC Nominees Limited, J.P. Morgan Chase & Co. had an interest in an aggregate of 158,681,400 H shares of the Company (representing approximately 11.09% of the then total issued H shares). Out of such 158,681,400 H shares, J.P. Morgan Chase & Co. had an interest in a lending pool comprising 156,626,400 H shares (representing approximately 10.95% of the then total issued H shares). Based on the information available to the Directors and so far as they understand, J.P. Morgan Chase & Co. was, as at the Latest Practicable Date, interested in the aforesaid 158,681,400 H shares of the Company in the manner as follows:

   (a) 156,626,400 H shares (representing approximately 10.945% of the Company's then total issued H shares) were held in the capacity as custodian corporation/approved lending agent (in the lending pool) by JPMorgan Chase Bank, N.A., which in turn was apparently 100% controlled by J.P. Morgan Chase & Co.;

   (b) 2,055,000 H shares (representing approximately 0.144% of the Company's then total issued H shares) were held in the capacity as beneficial owner by J.P. Morgan Whitefriars Inc., which in turn was apparently ultimately 100% controlled by J.P. Morgan Chase & Co.

3. Among the 1,420,801,900 H shares held by HKSCC Nominees Limited, Templeton Asset Management Limited had a direct interest in the capacity of investment manager in an aggregate of 157,352,000 H shares of the Company (representing approximately 11% of the then total issued H shares).

4. Among the 1,420,801,900 H shares held by HKSCC Nominees Limited, Morgan Stanley had, through controlled corporations, an interest in an aggregate of 100,264,156 H shares of the Company (representing approximately 7.01% of its then total issued H shares). Based on the information available to the Directors and so far as they understand, as at the Latest Practicable Date, information in relation to interests in the Company of corporations controlled by Morgan Stanley was as follows:

   (a) 79,329,000 H shares (representing approximately 5.543% of the Company's then total issued H shares) were held by Morgan Stanley Investment Management Company. Morgan Stanley Investment Management Company was apparently ultimately 100% controlled by Morgan Stanley Asia Pacific (Holdings) Limited, which in turn was 90% controlled by Morgan Stanley International Holdings Inc.; Morgan Stanley International Holdings Inc. was 80% controlled by Morgan Stanley International Incorporated; Morgan Stanley International Incorporated was 90% controlled by Morgan Stanley Domestic Capital, Inc., which in turn was ultimately 100% controlled by Morgan Stanley;

   (b) 2,005,000 H shares (representing approximately 0.140% of the Company's then total issued H shares) were held by MSDW Equity Finance Services I (Cayman) Limited, which in turn was ultimately 100% controlled by Morgan Stanley;

   (c) 2,879,000 H shares (representing approximately 0.201% of the Company's then total issued H shares) were held by Morgan Stanley Asset & Investment Trust Management Co., Limited, which was 100% controlled by Morgan Stanley International Incorporated, and Morgan Stanley International Incorporated was 90% controlled by Morgan Stanley Domestic Capital, Inc., which in turn was ultimately 100% controlled by Morgan Stanley;

   (d) 15,997,451 H shares (representing approximately 1.118% of the Company's then total issued H shares) were held by Morgan Stanley & Co International Limited; Morgan Stanley & Co International Limited was ultimately 100% controlled by Morgan Stanley Group (Europe); Morgan Stanley Group (Europe) was approximately 98.30% controlled by Morgan Stanley International Limited; Morgan Stanley International Limited was 100% controlled by Morgan Stanley International Incorporated, and Morgan Stanley International Incorporated was 90% controlled by Morgan Stanley Domestic Capital, Inc., which in turn was ultimately 100% controlled by Morgan Stanley;

(e) 53,705 H shares (representing approximately 0.004% of the Company's then total issued H shares) were held by Morgan Stanley & Co. Incorporated, which in turn was 100% controlled by Morgan Stanley.

Based on the information available to the Directors and so far as they understand, as at the Latest Practicable Date, Morgan Stanley also had, through controlled corporations, a short position in an aggregate of 17,517,258 H shares of the Company (representing approximately 1.22% of its then total issued H shares), which was held as to 2,005,000 H shares by MSDW Equity Finance Services I (Cayman) Limited, 15,499,338 H shares by Morgan Stanley & Co International Limited and 12,920 H shares by Morgan Stanley & Co. Incorporated.

Interests in subsidiaries of the Company

So far as is known to the Directors, as at the Latest Practicable Date, each of the following persons, other than the Company or any of its directors, supervisors, chief executives and members of the senior management, was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the relevant subsidiary of the Company:

Subsidiary	Name of relevant substantial shareholder	Approximate percentage of shareholding
華電章丘發電有限公司 (Huadian Zhangqiu Power Company Limited*)	章丘市供電公司 (Zhangqiu Power Supply Company*)	15%
	濟南魯源電力工程有限公司 (Jinan Luyuan Power Engineering Company Ltd.*)	10%
華電滕州新源熱電有限公司 (Huadian Tengzhou Xinyuan Power Company Limited*)	棗莊魯能力源電力集團有限公司 (Zaozhuang Luneng Liyuan Power Company Ltd.*)	31.603%
	山東省滕州市建設投資公司 (Shandong Tengzhou Construction Investment Company*)	10%
華電青島發電有限公司 (Huadian Qingdao Power Company Limited*)	青島國信實業公司 (Qingdao Guoxin Industry Company*)	45%
四川廣安發電有限責任公司 (Sichuan Guangan Power Generation Company Limited*)	四川巴蜀電力開發公司 (Sichuan Bashu Power Development Company*)	20%
華電青島熱力有限公司 (Huadian Qingdao Heat Company Limited*)	青島熱電集團有限公司 (Qingdao Thermoelectricity Company Ltd.*)	35%
	青島魯青實業集團有限公司 (Qingdao Luqing Industry Company Ltd.*)	10%

鄒城魯南電力技術開發有限公司 (Zoucheng Lunan Electric Power Technology Development Company Limited*)	山東魯源電力資源開發集團有限公司 (Shandong Luyuan Power Resource Development Company Ltd.*)	10%
棗莊十里泉電力實業有限公司 (Zaozhuang Shiliquan Electric Power Industry Company Limited*)	十里泉電力職工技術協會 (Shiliquan Plant Employee Technology Association*)	10%
華電國際山東物資有限公司 (Huadian International Shandong Materials Company Limited*)	鄒城魯南電力技術開發有限公司 (Zoucheng Lunan Electric Power Technology Development Company Limited*)	30%
	棗莊十里泉電力實業有限公司 (Zaozhuang Shiliquan Electric Power Industry Company Limited*)	30%
華電國際山東項目管理有限公司 (Huadian International Shandong Project Management Company Limited*)	鄒城魯南電力技術開發有限公司 (Zoucheng Lunan Electric Power Technology Development Company Limited*)	30%
	棗莊十里泉電力實業有限公司 (Zaozhuang Shiliquan Electric Power Industry Company Limited*)	30%

* *for identification only*

Save as disclosed above and so far as is known to the Directors, as at the Latest Practicable Date, no other person (other than the Directors, the Company's supervisors, chief executives or members of senior management of the Company) had an interest or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other subsidiary of the Company.

EXPERT STATEMENTS

Goldbond Capital has given and has not withdrawn its written consent to the issue of this circular with its letter of advice included in the form and context in which it appears.

As at the Latest Practicable Date, Goldbond Capital did not have any shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group, and did not have any interest in any assets which have been, since 31st December, 2004 (being the date to which the latest published audited accounts of the Company were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

NO MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31st December, 2004, being the date to which the latest published audited accounts of the Company were made up.

MISCELLANEOUS

Company's officers

Mr. Zhou Lianqing is the Company secretary. Mr. Zhou is a senior engineer, and he graduated from Shandong University of Technology.

Mr. Zhu Fangxin, the Company's Chief Accountant and Chief Supervisor of Financial Affairs having a professional accounting qualification recognised in the PRC, is the qualified accountant of the Company appointed pursuant to Rule 3.24 of the Listing Rules. Since Mr. Zhu does not possess the professional qualification normally required under Rule 3.24 of the Listing Rules, the Company has applied for, and the Stock Exchange has granted, a conditional waiver from strict compliance with that rule for a period of three years ending on 8th June, 2008. Details of the waiver are disclosed in the Company's announcement dated 20th June, 2005.

Service contracts

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any existing or proposed service contract with any member of the Group (excluding contracts expiring or terminable by the employer within a year without payment of any compensation (other than statutory compensation)).

No new director will be joining the Company in connection with the transactions under the Agreements.

Competing interests

As at the Latest Practicable Date, save as disclosed, none of the Directors or, so far as is known to them, any of their respective associates was interested in any business (apart from the Group's business) which competes or is likely to compete either directly or indirectly with the Group's business (as would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder).

Interests in the Group's assets or contracts or arrangements significant to the Group

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any interest in any assets which have been, since 31st December, 2004 (being the date to which the latest published audited accounts of the Company were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, none of the Directors or supervisors of the Company was materially interested in any contract or arrangement, subsisting at the date of this circular, which is significant in relation to the business of the Group.

Litigation

As at the Latest Practicable Date, the Directors were not aware of any litigation or claim of material importance pending or threatened against any member of the Group.

DOCUMENTS FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the Company's principal place of business in Hong Kong at 8th Floor, Gloucester Tower, The Landmark, 11 Pedder Street, Central, Hong Kong for a period of 14 days (excluding Saturdays and public holidays) from the date of this circular:

(i) the Agreements;

(ii) the letter dated 7th November, 2005 from the Independent Board Committee to the Independent Shareholders, the text of which is set out on pages 14 to 15 of this circular;

(iii) the letter of advice dated 7th November, 2005 from Goldbond Capital to the Independent Board Committee and the Independent Shareholders, the text of which is set out on pages 16 to 25 of this circular; and

(iv) the written consent given by Goldbond Capital as referred to in the paragraph headed "Expert statements" in this appendix.

華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting (the "**EGM**") of 華電國際電力股份有限公司 Huadian Power International Corporation Limited* (the "**Company**") will be held at the Company's legal address at 14 Jingsan Road, Jinan, Shandong Province, the People's Republic of China (the "**PRC**") at 10:00 a.m. on Friday, 23rd December, 2005 for the purpose of considering the following matters:

ORDINARY RESOLUTIONS

1. To consider, approve, confirm and ratify a conditional agreement dated 1st November, 2005 (the "**Restructuring Agreement**") entered into among the Company, 山東省國際信託投資有限公司 Shangdong International Trust and Investment Corporation* ("**SITIC**") and濰坊市投資公司 Weifang Municipality Investment Company* ("**Weifang Municipality Investment Company**") in respect of the proposed restructuring of山東濰坊發電廠 Weifang Plant* ("**Weifang Plant**") and formation of a limited liability company proposed to be known as 華電濰坊發電有限公司 Huadian Weifang Power Generation Company Limited* ("**Huadian Weifang Company**"), and all transactions thereunder, details of which are set out in the announcement dated 2nd November, 2005 issued by the Company and its circular dated 7th November, 2005; and to authorise any director of the Company to make such amendment to the Restructuring Agreement, sign all such documents and/or do all such things and acts as he/she may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with all transactions contemplated under the Restructuring Agreement or any matter incidental thereto. *(Note 1)*

2. To consider, approve, confirm and ratify a conditional agreement dated 1st November, 2005 (the "**Investment Agreement**") entered into among the Company, SITIC and Weifang Municipality Investment Company in respect of their proposed increased capital contributions and further investments in Huadian Weifang Company after it is formed pursuant to the Restructuring Agreement, and all transactions thereunder, details of which are set out in the announcement dated 2nd November, 2005 issued by the Company and its circular dated 7th November, 2005; and to authorise any director of the Company to make such amendment to the Investment Agreement, sign all such documents and/or do all such things and acts as he/she may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with all transactions contemplated under the Investment Agreement or any matter incidental thereto. *(Note 1)*

3. To consider and approve other necessary mattes, if any.

By order of the board of directors of
Huadian Power International Corporation Limited
Zhou Lianqing
Company Secretary

The Company's directors, as at the date hereof, are:

HE Gong	*(Chairman)*
CHEN Feihu	*(Vice Chairman)*
ZHU Chongli	*(Vice Chairman)*
CHEN Jianhua	*(Executive Director)*
TIAN Peiting	*(Executive Director)*
WANG Yingli	*(Non-executive Director)*
ZHANG Bingju	*(Non-executive Director)*
PENG Xingyu	*(Non-executive Director)*
DING Huiping	*(Independent non-executive Director)*
ZHAO Jinghua	*(Independent non-executive Director)*
WANG Chuanshun	*(Independent non-executive Director)*
HU Yuanmu	*(Independent non-executive Director)*

Shandong, the PRC
7th November, 2005

Notes:

1. **Proposed restructuring of Weifang Plant and formation of Huadian Weifang Company, and proposed subsequent increased capital contributions and further investments in Huadian Weifang Company**

Weifang Plant is a power plant managed by the Company. It is interested as to 30% by the Company, 30% by SITIC and the remaining 40% by Weifang Municipality Investment Company. As mentioned in the announcement dated 2nd November, 2005 issued by the Company, on 1st November, 2005, the Company, SITIC and Weifang Municipality Investment Company entered into the Restructuring Agreement, through which Weifang Plant is proposed to be restructured under relevant PRC laws to form Huadian Weifang Company. On 1st November, 2005, the Company, SITIC and Weifang Municipality Investment Company also entered into the Investment Agreement (together with the Restructuring Agreement, the "**Agreements**"), pursuant to which the parties have agreed to make increased capital contributions and further investments towards Huadian Weifang Company after it is formed. Immediately following the expected capital contributions made, the enlarged registered capital of Huadian Weifang Company will then be interested as to 45% by the Company, 30% by SITIC and the remaining 25% by Weifang Municipality Investment Company.

The Agreements constitute a discloseable transaction of the Company under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**"). In addition, SITIC is a promoter and a substantial shareholder, and hence a connected person, of the Company. Further, Huadian Weifang Company, when formed, will become an associate of SITIC, and therefore also a connected person of the Company. Accordingly, the Agreements and the transactions thereunder also constitute, or will constitute, connected transactions of the Company which are subject to approval by the independent shareholders at the EGM as required under Chapter 14A of the Listing Rules. SITIC and its associate(s), if any, will abstain from voting at the EGM on the ordinary resolutions approving each of the Agreements and the transactions thereunder (i.e. ordinary resolutions numbered 1 and 2 above), which will be taken on a poll as required under the Listing Rules.

Further information about the Agreements (including a letter from the Company's independent board committee and its recommendations to the independent shareholders and the opinion letter from Goldbond Capital (Asia) Limited, the independent financial adviser appointed by the Company as required under the Listing Rules) is set out in the Company's circular dated 7th November, 2005.

2. **Eligibility of attending the EGM and book closure arrangements**

In respect of H shareholders, shareholders whose names appear on the register of members of the Company at the close of business on Tuesday, 22nd November, 2005 (the "**Registered Shareholders**") will be entitled to attend the EGM upon completion of the necessary registration procedures. The H share register of members of the Company will be closed from Wednesday, 23rd November, 2005 to Thursday, 22nd December, 2005, both days inclusive, during which period no transfer of the Company's H shares will be effected. Where applicable, shareholders of the Company's H shares intending to attend the EGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company's H share registrar, Hong Kong Registrars Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, by 4:00 p.m. on Tuesday, 22nd November, 2005.

3. **Registration procedures for attending the EGM**

(1) Registered Shareholders who intend to attend the EGM are required to deliver the completed and signed written reply slip with the Secretarial Office of the Company's board of directors on or before Friday, 2nd December, 2005. Please use the "Reply Slip for Attendance" or a duplicate copy thereof to reply. In addition to the requirements mentioned above, Registered Shareholders of H shares of the Company who intend to attend the EGM shall also deliver copies of their instruments of transfer and the relevant share certificates with the Secretarial Office of the Company's board of directors on or before Friday, 2nd December, 2005.

(2) Registered Shareholders may deliver the necessary registration documents to the Company in person, by post or by facsimile. Upon receipt of the above documents, the Company shall complete the registration procedures for attending the EGM, and shall issue copies or facsimile copies of admission cards for attending the EGM by post or by facsimile. Shareholders or their proxies may produce such copies of the admission cards at the time of attending the meeting in exchange for the original of the admission cards.

4. **Proxies**

(1) Any Registered Shareholder is entitled to appoint one or more proxies to attend and vote at the EGM on his behalf by completing the enclosed "Proxy Form For Use at the Extraordinary General Meeting" (the "**Proxy Form**") or by completing a duplicate copy thereof. A proxy need not be a shareholder of the Company. Should more than one proxy be appointed, such proxies shall only exercise their voting rights on a poll. The Proxy Form shall be signed by the Registered Shareholder or his attorney duly authorised in writing. If the Proxy Form is signed by the attorney of a Registered Shareholder, the power of attorney or other documents of authorisation authorising the attorney to appoint the proxy shall be notarised. If the Registered Shareholder is a corporation, then the Proxy Form shall be executed under seal or shall be executed by its director or a duly authorised person.

(2) In respect of shareholders of the Company's domestic shares, the notarised power of attorney or other documents of authorisation and the completed Proxy Form shall be delivered to the Secretarial Office of the Company's board of directors not less than 24 hours before the time appointed for holding the EGM or any adjournment thereof. In respect of Registered Shareholders of H shares of the Company, the notarised power of attorney or other documents of authorisation and the completed Proxy Form shall be delivered to Hong Kong Registrars Limited not less than 24 hours before the time appointed for holding the EGM or any adjournment thereof.

5. Procedure to otherwise demand a poll

As mentioned in Note 1 above, SITIC and its associate(s), if any, will abstain from voting at the EGM on ordinary resolutions numbered 1 and 2 set out above, which will be taken on a poll as required under the Listing Rules.

Pursuant to articles 75 to 77 of the Company's articles of association, at any general meeting of the Company, a resolution shall be decided on a show of hands unless otherwise provided for under applicable listing rules or other securities laws and regulations, or unless a poll is (before or after any vote by a show of hands) demanded by:

(i) the chairman of the meeting;

(ii) at least two shareholders, who possess the right to vote, present in person or by proxy; or

(iii) one or more shareholders (including proxies) representing, either calculated separately or in aggregate, 10% or more of all shares carrying the right to vote at the meeting.

A demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll, The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

6. Miscellaneous

(1) Each of the shareholders of the Company (or his proxy) shall exercise his voting rights according to the number of shares with voting rights represented by him and shall be entitled to one vote for each share held.

(2) The EGM is expected to take half a day. Shareholders attending the EGM shall be responsible for their own travel and accommodation expenses.

(3) The legal address of the Company and the details of the Secretarial Office of its board of directors are as follows:
No. 14, Jingsan Road
Jinan, Shandong Province
People's Republic of China
Telephone: 86531-8236-6222
Facsimile: 86531-8236-6090

(4) The address and contact details of Hong Kong Registrars Limited, the Company's H share registrar, are as follows:
Rooms 1712-1716
17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong
Telephone: 852-2862-8628
Facsimile: 852-2865-0990 / 852-2529-6087

* *for identification only*

5. 要求進行表決的手續

如附註1所述，山東省國際信託投資有限公司及其聯繫人（如有）將於臨時股東大會上就上市規則規定須以投票方式表決的上述編號為1及2的普通決議案放棄投票。

根據公司章程第75至77條，於本公司的任何股東大會上，決議案須以舉手的方式表決；除非適用的上市規則或其他證券法及法規另作規定，或下列人士在舉手表決以前或以後，要求以投票方式表決：

(一) 會議主席；

(二) 至少兩名有投票權的股東，親自出席或者以代理人出席；

(三) 單獨或者合併計算持有在該會議上有表決權的股份10%以上（含10%）的一個或者若干股東（包括股東代理人）。

以投票方式表決的要求可以由提出者撤回。如果要求以投票方式表決的事項是選舉會議主席或者中止會議，則應當立即進行投票表決；其他要求以投票方式表決的事項，由主席決定何時舉行投票，否則會議可以繼續進行討論其他事項。投票結果仍被視為在該會議上所通過的決議。在大會上進行的投票，如股東（包括其股東代理人）擁有兩票或以上的投票權，毋須以同樣方式表決所有票數。

6. 其他事項

(1) 每位本公司股東（或其股東代理人）在臨時股東大會表決時，以其所代表的有表決權的股份數額行使表決權，每一股份有一票表決權。

(2) 臨時股東大會會期預計半天，參加臨時股東大會的股東的交通及食宿費自理。

(3) 本公司法定地址及董事會秘書室詳情如下：

中華人民共和國山東省濟南市經三路14號
電話： 86531-8236-6222
傳真： 86531-8236-6090

(4) 本公司H股股份登記處香港證券登記有限公司地址及聯絡資料如下：

香港灣仔皇后大道東183號合和中心17樓1712-1716室
電話： 852-2862-8628
傳真： 852-2865-0990 / 852-2529-6087

* *僅供識別*

有關協議的進一步詳情(包括本公司獨立董事委員會函件及其致獨立股東的推薦建議，以及本公司根據上市規則規定而委任的獨立財務顧問金榜融資(亞洲)有限公司的函件)載於本公司日期為二零零五年十一月七日的通函。

2.　出席臨時股東大會的資格及暫停辦理股份過戶

就H股股東而言，於二零零五年十一月二十二日(星期二)營業時間結束時名列本公司股東名冊的H股股東(「**註冊股東**」)，於完成必須的登記手續後將有權出席臨時股東大會。本公司將於二零零五年十一月二十三日(星期三)至二零零五年十二月二十二日(星期四)(包括首尾兩天)暫停H股過戶登記，期間將不會辦理任何本公司的H股過戶登記手續。在適用的情況下，本公司的H股股東如欲出席臨時股東大會，務請將彼等的有關過戶文件連同相關之股份證書不遲於二零零五年十一月二十二日(星期二)下午四時正存置於本公司的H股股份過戶登記處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712至1716室，方為有效。

3.　參加臨時股東大會的登記手續

(1)　擬出席臨時股東大會的註冊股東，須在二零零五年十二月二日(星期五)或該日前將已填妥及簽署的書面確認回覆送達本公司董事會秘書室。請採用本通告隨附的「出席確認回執」或其複印件作為書面回覆。擬出席臨時股東大會的H股註冊股東，除前述要求外，須在二零零五年十二月二日(星期五)或該日前將其過戶文件副本及有關股份證書副本送達本公司董事會秘書室。

(2)　註冊股東可以下列方法將必要的登記文件送交本公司：親自交回、郵遞或傳真。收悉上述文件後，本公司將完成參加臨時股東大會的登記程序，並以郵遞或傳真方式發出臨時股東大會入場證副本或傳真副本。股東或其代表在參加臨時股東週年大會時，可以用副本交換臨時股東大會入場證正本。

4.　股東代理人

(1)　註冊股東有權通過填妥本通告隨附的「臨時股東大會適用的代理人委任表格」(「委任書」)或其複印本委任一位或多位代理人代表其出席股東週年大會及投票。代理人毋須為本公司股東。如委任超過一名代理人，該等代理人只能以投票方式行使表決權。委任書必須由註冊股東或由其以書面形式正式授權的委託人簽署。如委任書由註冊股東的委託人簽署，則授權該委託人委任代理人的授權書或其他授權文件必須經過公證。如註冊股東為一法人，則其委任書應加蓋法人印章或由其董事或正式委任的代理人簽署。

(2)　就內資股股東而言，經公證的授權書或其他授權文件及填妥的委任書，必須於臨時股東大會或其續會指定的舉行時間前二十四小時送達本公司董事會秘書室，方為有效。就H股註冊股東而言，經公證的授權書或其他授權文件及填妥的委任書，必須於臨時股東大會或其續會指定的舉行時間前二十四小時送達香港證券登記有限公司，方為有效。

3. 審議及批准其他必須事項(如有)

承董事會命
華電國際電力股份有限公司
周連青
公司秘書

於本通告日期,董事會由下列董事組成:

賀恭 *(董事長)*
陳飛虎 *(副董事長)*
朱崇利 *(副董事長)*
陳建華 *(執行董事)*
田沛亭 *(執行董事)*
王映黎 *(非執行董事)*
張炳炬 *(非執行董事)*
彭興宇 *(非執行董事)*
丁慧平 *(獨立非執行董事)*
趙景華 *(獨立非執行董事)*
王傳順 *(獨立非執行董事)*
胡元木 *(獨立非執行董事)*

中國•山東,二零零五年十一月七日

附註:

1. 建議重組濰戶發電廠及組成華電濰坊公司及擬於其後向華電濰坊公司增資及進一步投資

濰坊發電廠為一間由本公司管理的發電廠。本公司及山東省國際信託投資有限公司分別各自持有其30%權益,餘下40%由濰坊市投資公司持有。誠如日期為二零零五年十一月二日由本公司發出的公告所述,本公司、山東省國際信託投資有限公司及濰坊市投資公司於二零零五年十一月一日訂立重組協議,據此,濰坊發電廠擬根據有關中國法律重組為華電濰坊公司。於二零零五年十一月一日,本公司、山東省國際信託投資有限公司及濰坊市投資公司亦訂立投資協議(連同重組協議,統稱「**協議**」),據此,協議各方已同意於華電濰坊公司成立後向其增資及進一步投資。於緊接擬進行的增資後,本公司、山東省國際信託投資有限公司及濰坊市投資公司將分別擁有華電濰坊公司經擴大註冊資本的45%、30%及25%權益。

根據香港聯合交易所有限公司證券上市規則(「**上市規則**」),該等協議將構成本公司的須予披露交易。此外,山東省國際信託投資有限公司是本公司的一名發起及一名大股東,因此,是本公司的聯連人士。華電濰坊公司於成立時將成為山東省國際信託投資有限公司的聯營公司,因此亦為本公司的關連人士。故該等協議及其項下的交易亦構成或將構成本公司的關連交易,根據上市規則第14A章,須待於臨時股東大會上獲獨立股東批准後,方可作實。山東省國際信託投資有限公司及其聯繫人士(如有)將於臨時股東大會上就批准各協議及其項下交易的普通決議案(上述編號1及2的普通決議案)放棄投票權(根據上市規則的規定將以投票表決方式進行)。

華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(在中華人民共和國註冊成立之中外合資股份有限公司)

(股票代號：1071)

臨時股東大會通告

茲通告華電國際電力股份有限公司(「本公司」)的臨時股東大會(「臨時股東大會」)將於二零零五年十二月二十三日(星期五)上午十時正在本公司法定地址中華人民共和國(「中國」)山東省濟南市經三路14號舉行，藉以審議下列事項：

普通決議案

1. 審議、批准、確認及追認由本公司與山東省國際信託投資有限公司Shangdong International Trust and Investment Corporation*(「**山東省國際信託投資有限公司**」)及濰坊市投資公司(Weifang Municipality Investment Company*)就建議重組濰坊發電廠(「**山東濰坊發電廠**」)及組成一間名為華電濰坊發電有限公司(「**華電濰坊公司**」)簽訂的日期為二零零五年十一月一日的有條件協議(「**重組協議**」)及其項下的所有交易，有關詳情載於本公司日期為二零零五年十一月二日的公告及日期為二零零五年十一月七日的通函；並授權本公司任何董事修訂重組協議、簽署其認為屬必要或適宜及符合本公司利益的一切文件及／或採取一切相關行動及事宜，藉以完成重組協議項下的所有交易、有關事宜或其他附帶事項。*(附註1)*

2. 審議、批准、確認及追認由本公司與山東省國際信託投資有限公司及濰坊市投資公司就根據重組協議成立華電濰坊公司後擬向華電濰坊公司增資及進一步投資而簽訂的日期為二零零五年十一月一日的有條件協議(「**投資協議**」)及其項下的所有交易，有關詳情載於本公司日期為二零零五年十一月二日的公告及日期為二零零五年十一月七日的通函；並授權本公司任何董事修訂投資協議及簽署其認為屬必要或適宜及符合本公司利益的一切文件及／或採取一切相關行動及事宜，藉以完成投資協議項下的所有交易、有關事宜或其他附帶事項。*(附註1)*

訴訟

於最後可行日期，董事並不知悉任何未決或威脅到本集團任何成員公司的重大訴訟或訴訟主張。

備查文件

下列文件的副本可於自通函刊發日起十四日(不包括星期六及公眾假期)內的正常營業時間，在香港中環畢打街11號置地廣場告羅士打大廈八樓本公司香港營業處查閱：

(i) 協議；

(ii) 由獨立董事委員於二零零五年十一月七日致獨立股東的函件，其全文載於本通函第14頁至第15頁；

(iii) 由金榜融資於二零零五年十一月七日致獨立董事委員會及獨立股東的函件，其全文載於本通函第16頁至第25頁；及

(iv) 本附錄內「專家聲明」一段內所述由金榜融資出具的書面同意函。

並無重大不利的變動

據董事所知悉，本集團的財政或業務狀況自二零零四年十二月三十一日(即本公司最近公佈的經審計賬目的編製日期)以來概無發生任何重大不利的變動。

其他

公司高級管理人員

周連青先生，高級工程師，畢業於山東工業大學，現任本公司的公司秘書。

祝方新先生，現任本公司的總會計師及財務總監，持有中國公認的專業會計資格，是本公司按上市規則第3.24條規定委任的合資格會計師。由於祝先生並未持有上市規則第3.24條正常規定的專業資格，本公司已向聯交所申請並獲授出一項有條件豁免，以毋須於截至二零零八年六月八日止三個年度內嚴格遵守該規定。本公司已於日期為二零零五年六月二十日的公告中披露該豁免的詳情。

服務合約

於最後可行日期，概無本公司董事或監事與經擴大集團的任何成員公司訂立或擬訂立服務合約(不包括毋須補償(法定賠償除外)即可屆滿或由僱主於一年內終止的合約

概無任何根據該等協議與該等交易有關的新董事將加入本公司。

競爭權益

除本文所披露外，於最後可行日期，就董事所知，概無董事或彼等的各自聯繫人於直接或間接與本集團競爭或可能構成競爭的任何業務(本集團業務除外)中持有權益(若彼等均為控股股東，則該等業務根據上市規則第8.10條須予披露)。

於本集團重大資產、合約或安排中擁有的權益

於最後可行日期，概無本公司董事或監事於經擴大集團的任何成員公司自二零零四年十二月三十一日(即本公司最近公佈經審計賬目的編製日期)起已收購或出售或租賃、或擬收購或出售或租賃的任何資產中擁有任何權益。

於最後可行日期，概無本公司董事或監事在與經擴大集團業務有重要關係的、截至本通函刊發日期仍然有效的任何合約或安排中擁有重大權益。

鄒城魯南電力技術發電有限公司 (Zoucheng Lunan Electric Power Technology Development Company Limited*)	山東魯源電力資源開發集團有限公司 (Shandong Luyuan Power Resource Development Company Ltd.*)	10%
棗莊十里泉電力實業有限公司 (Zaozhuang Shililquan Electric Power Industry Company*)	十里泉電力職工技術協會 (Shiliquan Plant Employee Technology Association*)	10%
華電國際山東物資有限公司 (Huadian International Shandong Materials Company Limited*)	鄒城魯南電力技術有開發有限公司 (Zoucheng Lunan Electric Power Technology Development Company Limited*)	30%
	棗莊十里泉電力實業有限公司 (Zaozhuang Shiliquan Electric Power Industry Company Limited*)	30%
華電國際山東項目管理有限公司 (Huadian International Shandong Project Management Company Limited*)	鄒城魯南電力技術開發有限公司 (Zoucheng Lunan Electric Power Technology Development Company Limited*)	30%
	棗莊十里泉電力實業有限公司 (Zaozhuang Shiliquan Electric Power Industry Company Limited*)	30%

* *僅供識別*

除上文所披露外及就本公司董事所知悉，於最後可行日期，概無任何人士（不包括本公司董事、監事、總裁或高級管理人員）於本公司股份或相關股份（視情況而定）中擁有根據《證券及期貨條例》第XV部第2和第3分部的規定須向本公司及香港聯交所披露的權益或淡倉，或直接或間接持有本公司任何類別股本面值為10%或以上權益而有權於本公司的其他附屬公司的股東大會上就任何事項行使投票權。

專家聲明

金榜融資就本通函的發布出具書面同意函，表示同意按本通函所載的形式及涵義刊載其函件，且彼等迄今並未撤回同意函。

於最後可行的日期，金榜融資概無於本集團任何成員公司的股份中擁有任何權益，及並無任何認購或提名其他人士認購本集團任何成員公司任何證券的權利（無論是否可依法執行），亦無於經擴大集團的任何成員公司自二零零四年十二月三十一日（即本公司最近公佈的經審計賬目的編製日期）起已收購或出售或租賃、或擬收購或出售或租賃的任何資產中擁有任何權益。

(e) Morgan Stanley & Co. Incorporated持有53,705股H股(佔本公司當時已發行H股總數約0.004%)，Morgan Stanley & Co. Incorporated則由摩根史丹利全資控制。

根據提供予董事的資料，就彼等所瞭解，於最後實際可行日期，摩根史丹利亦通過控股公司擁有合共17,517,258股本公司H股(佔其當時已發行H股總數約1,22%)的短倉權益，其中2,005,000股H股由MSDW Equity Finance Services I (Cayman) Limited持有,15,499,338股H股由Morgan Stanley & Co International Limited持有及12,920股H股由Morgan Stanley & Co. Incorporated持有。

於本公司其他附屬公司中持有的權益

就董事所知悉，於最後可行日期，直接或間接持有本公司任何類別股本面值為10%或以上權益而有權於本公司的相關附屬公司的股東大會上就任何事項行使投票權的人士(不包括本公司或其董事、監事、行政總裁或高級管理人員)如下：

附屬公司	**有關主要股東名稱**	**約佔持股百分比**
華電章丘發電有限公司 (Huadian Zhangqiu Power Company Limited*)	章丘市供電公司 (Zhangqiu Power Supply Company*)	15%
	濟南魯源電力工程有限公司 (Jinan Luyuan Power Engineering Company Ltd.*)	10%
華電滕州新源熱電有限公司 (Huadian Tengzhou Xinyuan Power Company Limited*)	莊魯能力源電力集團有限公司 (Zaozhuang Luneng Liyuan Power Company Ltd.*)	31.603%
	山東省滕州市建設投資公司 (Shangdong Tenzhou Construction Investment Company*)	10%
華電青島發電有限公司 (Huadian Qingdao Power Company*)	青島國信實業公司 (Qingdao Guoxin Industry Company*)	45%
四川廣安發電有限責任公司 (Sichuan Guangan Power Generation Company Limited*)	四川巴蜀電力發電公司 (Sichuan Bashu Power Development Company*)	20%
華電青島熱力有限公司 (Huadian Qingdao Heat Company Limted*)	青島熱電集團有限公司 (Qingdao Thermoelectricity Company Limted*)	35%
	青島魯青實業集團有限公司 (Qingdao Luqing Industry Company Ltd.*)	10%

2. 在HKSCC Nominees Limited所持有的1,420,801,900股H股中，摩根大通公司擁有合共158,681,400股本公司H股(佔當時已發行H股總數約11.09%)權益。在該158,681,400股本公司H股中，摩根大通公司在由156,626,400股H股(佔當時已發行H股總數約10.95%)組成的借貸總額中擁有權益。根據提供予董事的資料，就彼等所瞭解，於最後實際可行日期，摩根大通公司擁有上述本公司158,681,400股H股如下：

   (a) 摩根大通銀行以(總借貸)託管公司/獲批借貸代理的身份持有156,626,400股H股(佔本公司當時已發行H股總數約10.945%)，其由摩根大通全資控制；

   (b) J.P. Morgan Whitefriars Inc.以實益擁有人的身份持有2,055,000股H股(佔本公司當時已發行H股總數約0.144%)，其由摩根大通公司最終全資控制。

3. 在HKSCC Nominees Limited所持有的1,420,801,900股H股中，鄧普頓資產管理有限公司以投資經理的身份直接擁有合共157,352,000股本公司H股(佔當時已發行H股總數約11%)權益。

4. 在HKSCC Nominees Limited所持有的1,420,801,900股H股中，摩根史丹利通過控制公司擁有合共100,264,156股本公司H股(佔其當時已發行H股總數約7.01%)權益。根據提供予董事的資料，就彼等所瞭解，於最後實際可行日期，有關摩根史丹利控制的公司持有本公司權益的資料如下：

   (a) 摩根史丹利投資管理有限公司持有79,329,000股H股(佔本公司當時已發行H股總數約5.543%)。摩根史丹利投資管理有限公司由Morgan Stanley Asia Pacific (Holdings) Limited最終全資控制，而Morgan Stanley Asia Pacific (Holdings) Limited的90%權益則由Morgan Stanley International Holdings Inc控制；Morgan Stanley International Holdings Inc的80%權益由Morgan Stanley International Holdings Incorporated控制；Morgan Stanley International Holdings Incorporated的90%權益由Morgan Stanley Domestic Capital, Inc.控制，Morgan Stanley Domestic Capital, Inc.則由摩根史丹利全資控制；

   (b) MSDW Equity Finance Services I (Cayman) Limited持有2,005,000股H股(佔本公司當時已發行H股總數約0.140%)，其由摩根史丹利最終全資控制；

   (c) 摩根史丹利資產及投資信託管理有限公司持有2,879,000股H股(佔本公司當時已發行H股總數約0.201%)，其由Morgan Stanley International Incorporated全資控制，Morgan Stanley International Incorporated的90%權益由Morgan Stanley Domestic Capital, Inc.控制，Morgan Stanley Domestic Capital, Inc.則由摩根史丹利全資控制；

   (d) Morgan Stanley & Co International Limited持有15,997,451股H股(佔本公司當時已發行H股總數約1.118%)，Morgan Stanley & Co International Limited由Morgan Stanley Group (Europe)全資控制；Morgan Stanley Group (Europe)約98.30%的權益由Morgan Stanley International Limite控制；Morgan Stanley International Limited由Morgan Stanley International Incorporated全資控制，以及Morgan Stanley International Incorporated的90%權益由Morgan Stanley Domestic Capital, Inc.控制，Morgan Stanley Domestic Capital, Inc.則由摩根史丹利全資控制；

股東名稱	持股性質	持股數目	於最後可行日期權益 約佔本公司已發行股本總數的百分比	約佔本公司已發行H股總數的百分比	約佔本公司已發行內資股總數的百分比	淡倉
中國華電	內資股	3,011,075,430	50.01%	65.60%	—	—
山東省國際信託投資有限公司	內資股	903,443,970	15.01%	19.68%	—	—
香港中央結算有限公司	H股	1,420,801,900	23.60%	—	99.29%	註四

註：

根據提供予董事的資料，就彼等所知悉，於最後實際可行日期：

1. 在HKSCC Nominees Limited所持有的1,420,801,900股H股中，UBS AG以實益擁有人及通過控股公司的身份擁有合共175,045,900股本公司H股(佔當時已發行H股總數約12.23%)權益。根據提供予董事的資料，就彼等所瞭解，有關UBS AG控制的公司持有本公司權益的資料如下：

   (a) UBS Fund Services (Luxemburg) SA持有6,757,000股H股(佔本公司當時已發行H股總數約0.472%)，其由UBS AG全資控制；

   (b) UBS Global Asset Management (Americas) Inc持有7,350,000股H股(佔本公司當時已發行H股總數約0.514%)，其由UBS AG全資控制；

   (c) UBS 環球資產管理(香港)有限公司持有1,500,000股H股(佔本公司當時已發行H股總數約0.105%)，其由UBS AG全資控制；

   (d) UBS Global Asset Management (Japan) Ltd持有9,180,000股H股(佔本公司當時已發行H股總數約0.641%)，其由UBS AG全資控制；

   (e) UBS Global Asset Management (Singapore) Limited持有78,160,000股H股(佔本公司當時已發行H股總數約5.462%)，其由UBS AG全資控制；

   (f) UBS Global Asset Management Trust Company持有614,000股H股(佔本公司當時已發行H股總數約0.043%)，其由UBS AG全資控制；

   (g) UBS Global Asset Management (UK) Inc持有35,070,000股H股(佔本公司當時已發行H股總數約2.451%)，其由UBS AG全資控制。

責任聲明

本通函乃根據上市規則的規定提供有關本集團之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並在做出一切合理查德詢後確認，就彼等所深知及確信，本通函中並無遺漏任何其他事實，以致其所載任何聲明產生誤導。

權益披露

董事、監事、行政總裁及高級管理人員

於最後可行日期，概無本公司董事、監事、行政總裁或高級管理人員於本公司及／或其任何相關法團（定義見《證券及期貨條例》第XV部）的股份、相關股份及／或債券（視情況而定）中擁有任何權益或淡倉，從而(i)須根據《證券及期貨條例》第XV部第7和第8分部知會本公司及香港聯交所（包括根據《證券及期貨條例》的規定被視為或當作由彼等擁有的權益或淡倉），或(ii)根據《證券及期貨條例》第352條規定須登記在本公司存置的登記冊，或(iii)根據上市規則附錄十中的《上市公司董事進行證券交易的標準守則》須知會本公司及香港聯交所。

於最後可行日期，董事賀恭、陳飛虎、朱崇利、王映黎、彭興宇及張炳炬以及本公司監事馮蘭水及李長旭為中國華電或山東省國際信託投資有限公司的董事或員工，該兩間公司（如下文所披露）於最後可行日期在本公司股份中擁有根據《證券及期貨條例》第XV部第2和第3分部的規定須向本公司及香港聯交所披露的權益。

主要股東

於本公司中持有的權益

就董事所知悉，於最後可行日期，於本公司股份或相關股份（視情況而定）中持有根據《證券及期貨條例》第XV部第2和第3分部的規定須向本公司及香港聯交所披露的權益及/或淡倉，或持有本公司當時任何類別股本面值為5%或以上權益的人士（不包括本公司董事、監事、行政總裁或高級管理人員）如下：

(iii) ***營運資金***

誠如貴公司於截至二零零五年六月三十日止六個月的中期報告所述，貴集團的現金及現金等價物約為人民幣1,189,290,000元。誠如董事告知，貴集團將以內部資源支付協議的代價，故該等協議將對貴集團的營運資金狀況產生不利影響。吾等亦留意到，目前貴集團的現金及現金等價物高出所支付的協議代價。

(iv) ***資產負債率***

由於該等協議共計約人民幣629,500,000元的代價將以 貴集團的內部資源支付，貴集團的股東權益及淨負債將維持不變，故該等協議不會對貴集團的資產負債率產生任何重大影響。

推薦意見

經考慮：

(i) 山東省及中國預計的電力需求增長；

(ii) 貴集團的企業策略，以及華電濰坊公司有關鞏固貴集團山東市場地位的機會；

(iii) 貴集團、山東省國際信託投資有限公司及濰坊市投資公司的增資及進一步的投資乃參考同一獨立估值釐定；及

(iv) 上述的主要因素及依據之後，

吾等認為擬據協議進行的交易及其條款就獨立股東而言實屬公平合理，擬據協議進行的交易符合貴集團及股東的整體利益。因此，吾等建議獨立董事委員會推薦獨立股東投票贊成將在臨時股東大會上提呈的獨立普通決議案，以批准該等協議及擬據協議進行的所有交易。

此致

獨立董事委員會及列位獨立股東 台照

代表
金榜融資(亞洲)有限公司
黃偉誠
企業融資部主管
謹啟

二零零五年十一月七日

* *僅供識別*

	應佔濰坊發電廠經評估淨資產 (人民幣元)	投資協議項下的投資總額 (人民幣元)	於完成投資協議項下交易後應佔華電濰坊公司經評估淨資產 (人民幣元)
貴公司	314,055,000	629,500,000	943,555,000 (或45%)
山東省國際信託投資有限公司	314,055,000	315,000,000	629,055,000 (或30%)
濰坊市投資公司	418,740,000	105,500,000	524,240,000 (或25%)
合計	1,046,850,000	1,050,000,000	2,096,850,000

5. 協議的潛在財務影響

本節列載了對協議的潛在財務影響的各種分析。該等分析的編製基準為按中國會計準則編製的貴集團於截至二零零五年六月三十日止六個月的未經審核財務報表以及華電濰坊公司於截至二零零四年十二月三十一日年度的損益表。須予留意，本節所載的協議對貴集團的財務影響僅供説明之用。

(i) 損益賬

根據貴集團於截至二零零五年六月三十日止六個月的未經審核財務報表，貴集團錄得股東應佔溢利約人民幣467,600,000元。根據濰坊發電廠於截至二零零四年十二月三十一日止年度的經審核財務報表，濰坊發電廠的淨利潤約為人民幣69,300,000元；因此，由於完成協議後貴集團的股本權益將增加，會為貴集團於華電濰坊公司的應佔溢利以及損益賬帶來正面的影響。由於在新電廠開始運營前所有的開發成本及利息支出均會予以資本化，故有關擴容的投資及借貸(如有)在新電廠開始運營前不會影響貴集團的損益賬。

(ii) 資產淨值

於二零零五年六月三十日，貴集團的未經審核資產淨值減少數股東權益為人民幣12,959,830,000元。貴集團將以內部資源支付協議的代價。因此，該等協議不會對貴集團的資產淨值產生重大影響。

吾等亦認為，由於濰坊發電廠相關資產的質量與貴集團其他電廠的相當，故該等協議符合貴集團擴大經營及維持其在中國電力行業的競爭力的策略。

4. 協議的代價

據董事告知，協議的代價將由貴集團以內部資源支付；該代價乃經公平磋商達成，及經參考(其中包括)華電濰坊公司於成立時的實繳註冊資本總額，並計及於二零零四年十二月三十一日濰坊發電廠的市場環境、技術條件及日後發展潛力等各種因素後予以釐定。

據董事告知，該等協議乃由貴集團、山東省國際信託投資有限公司與濰坊市投資公司經公平磋商後，在貴公司的日常及一般業務過程中根據正常商業條款訂立。於達致吾等意見時，吾等已考慮收購國內發電行業的電廠或電廠控股公司，並注意到根據收購淨資產的估值釐定發電公司或發電廠的價值乃一般市場慣例。

貴集團、山東省國際信託投資有限公司及濰坊市投資公司根據上述協議對華電濰坊公司的注資及增資分別約為人民幣943,560,000元、人民幣629,060,000元及人民幣524,240,000元，包括(i)各方於濰坊發電廠的股本權益分別約人民幣314,060,000元、人民幣314,060,000元及人民幣418,740,000元(按濰坊發電廠經評估後淨資產的獨立估值計算)；及(ii)現金分別約人民幣629,500,000元、人民幣315,000,000元及人民幣105,500,000元。由於各方的出資乃基於同一獨立估值計算並逐項換算為現金，故吾等認為 貴集團為收購華電濰坊公司權益而支付的代價不遜於由山東省國際信託投資有限公司支付的代價。於完成協議項下的出資及進一步投資後，華電濰坊公司的經評估淨資產如下(僅供說明之用)：

與　貴集團其他發電廠經營業績的比較

根據摘自　貴公司二零零四年年報的資料，鑒於濰坊發電廠穩定的經營業績，董事認為現正值增持於華電濰坊公司股權的良機，及該等協議將使貴集團透過增加其分佔華電濰坊公司的利潤而獲益。下文載列濰坊發電廠與貴集團其他發電廠營運數據的比較。

發電廠名稱	**平均利用小時** *(Wh)*	**淨發電量** *(Wh/MW)*	**單位元裝機容量的淨發電量** *(g/kWh)*	**供電標準煤耗率**
鄒縣電廠	4,934	11,840,000	4,661.4	332.0
十里泉電廠	4,864	5,760,000	4,482.5	357.6
萊城電廠	5,092	5,750,000	4,791.7	341.3
華電青島發電有限公司	5,315	3,260,000	4,939.4	347.4
華電淄博發電有限公司	5,148	2,010,000	4,304.1	378.9
華電章丘發電有限公司	4,885	1,220,000	4,206.9	372.0
華電滕州新源熱電有限公司	4,891	1,500,000	4,504.5	370.9
四川廣安發電有限責任公司	5,511	4,020,000	3,350.0	342.6
濰坊發電廠	**5,531**	**3,430,000**	**5,197.0**	**347.0**

資料來源：貴公司二零零四年年報

經審閱濰坊發電廠及貴集團其他電廠的營運數據後，吾等認為濰坊發電廠的經營業績位於貴集團其他電廠的範圍內。此外，由濰坊發電廠較高的利用小時可見，該電廠位於一個電力需求強勁的地區。

鑒於上文所述依據，董事認為訂立該等協議符合貴集團積極、穩妥地拓張資產規模的策略。董事亦認為，在山東省內市場地位的增強將於未來幾年為集團帶來良好的經濟回報。

鑒於上述原因，吾等認為中國及山東省預計將維持強勁的電力需求，而透過增加貴集團於華電濰坊公司的股本權益以及增加貴集團於山東省的權益裝機容量，貴集團將獲益於華電濰坊發電廠第二階段即將擴容的機會，並利用強勁的電力需求提高收入。

- 華能國際電力股份有限公司於二零零五年三月三十一日權益裝機容量為21,418兆瓦，在建及規劃的總容量為16,782兆瓦。

- 根據公司二零零四年年報，中國電力國際發展有限公司擁有已投入商業營運的3,010兆瓦應佔裝機容量，擬建發電廠的應佔裝機容量為3,468兆瓦。

- 華潤電力控股有限公司於二零零四年十二月三十一日的應佔裝機容量為2,949兆瓦，其中1,404兆瓦於二零零四年投入營運。

- 大唐國際發電股份有限公司於二零零四年十二月三十一日的總應佔裝機容量約為10,410兆瓦，並於二零零四年增長2,600兆瓦。

鑒於上文所述，由於貴集團的主要競爭者已增加或計劃大幅增加裝機容量，董事認為貴集團亦有必要拓展業務以維持及獲得市場份額以及保持競爭優勢。

誠如貴公司二零零四年的年報所述，貴集團將繼續大力發展電力項目及擴大經營範圍。根據貴公司截止二零零五年六月三十日止六個月的中報所述，貴集團在擴建項目包括鄒縣四期兩台1,000兆瓦機組擴建工程、青島公司二期兩台300兆瓦機組擴建工程、廣安公司三期兩台600兆瓦機組擴建工程及濰坊發電廠二期兩台機組擴建工程。

增持於華電濰坊公司未來於成立時的股權乃貴集團發展計劃之一部分，貴集團將藉此增加於濰坊發電廠二期工程擁有的權益份額。由於於完成協議後貴集團將持有華電濰坊公司45%的權益，根據貴公司截止二零零五年六月三十日止六個月的中報所載信息，貴集團的總實際權益容量將從約7,581.2兆瓦增至約7,680.2兆瓦，增幅約為1.31%。於完成濰坊發電廠二期兩台670兆瓦機組擴建工程後，貴集團的實際權益容量將進一步增至約8,283.2兆瓦。

濰坊發電廠第一期開發項目計劃的裝機容量為660MW，包括兩台330MW的發電機組。濰坊發電廠正在實施第二期擴容項目，目前計劃新增兩台各670MW的發電機組。

3. 協議的依據

中國及山東省強勁的電力需求

中國的電力消費一直保持快速增長。據中國國家統計局刊發的2002年中國統計年鑒及2005年中國統計年鑒，自一九九九年至二零零四年期間，中國電力消費的年複合增長率約為12.00%，領先於中國同期國內生產總值10.77%的年複合增長率。與中國的電力消費增長相比，山東省的電力消費及國內生產總值於一九九九年至二零零四年期間的年複合增長率分別約為15.28%及15.12%。

中國國務院直轄的政策綜合研究及顧問機構國務院發展研究中心於二零零五年六月表示，於二零零五年中國電力需求將保持較二零零三年及二零零四年相對平穩的增長速度。據國務院發展研究中心預測，二零零五年電力需求的增長速度約為12.3%，較二零零四年電力需求的增長速度約落後2.5%，但仍高於二零零五年中國國內生產總值預期約8%的增長速度。

國務院發展研究中心認為，中國電力需求主要由工業及國內行業帶動。該中心同時預測，儘管目前新發電廠的投入營運已改善了中國電力短缺的狀況，但在用電高峰季節仍將面臨電力短缺的情況。國務院發展研究中心表示，於二零零四年，中國發電廠的平均年利用小時約為5,350小時，佔於二零零二年至二零零四年期間的年複合增長率約4.92%。

由於國內可能維持強勁的電力需求，故董事認為，上述協議可為貴集團提供提升其於該高增長潛力行業內地位的機會。鑒於上述的有利市場格局，董事對中國及山東省電力行業的前景充滿信心，並相信該等協議將促使　貴集團有能力利用中國及山東省內經濟及電力需求的預期增長。

貴集團的業務拓展

貴集團主要從事發電廠的建設、經營及有關發電的其他業務。由於預計中國的電力改革將為發電行業引入競爭，故積極、穩妥地拓張資產規模成為　貴集團的策略。

貴集團的主要競爭者(包括於聯交所上市的中國發電公司)一直在快速拓展以佔領中國電力行業的市場份額。　貴集團若干競爭者的擴容資料載列如下(摘自其年度報告)：

投資協議

於二零零五年十一月一日，貴公司、山東省國際信託投資有限公司與濰坊市投資公司訂立投資協議。根據投資協議，貴公司、山東省國際信託投資有限公司及濰坊市投資公司已同意向華電濰坊公司增加出資及進一步投資共計人民幣1,050,000,000元，其中人民幣200,600,000元將作為華電濰坊公司的經擴大註冊資本，其餘的人民幣849,400,000元將作為華電濰坊公司的資本儲備。

於完成上述出資後，華電濰坊公司的註冊資本將由人民幣200,000,000元增至人民幣400,600,000元，貴集團、山東省國際信託投資有限公司與濰坊市投資公司分別擁有其45%、30%及25%的權益。

根據現行的中國法律及法規，華電濰坊公司根據投資協議形成的資本儲備日後可按各方當時於華電濰坊公司的持股比例轉化為華電濰坊公司的註冊資本。

待通函董事會函件「先決條件」一節所載的有關先決條件達成後，各方將於華電濰坊公司成立後次一曆月的首日或各方另行同意的其他日期，以現金一次性注入其各自根據投資協議的增資及進一步投資。

協議各方根據投資協議的總投資額約人民幣1,050,000,000元乃經參考濰坊發電廠二期開發項目的預計未來資本需求後釐定。協議的進一步詳情載於通函內的董事會函件。

華電濰坊公司

華電濰坊公司將主要從事電力的生產、銷售及經營業務、電力產品的開發、投資、建設、管理、生產及銷售等相關業務以及提供發電技術的研發等相關服務。

根據重組協議，華電濰坊公司的初步經營期限自其營業執照頒發日期起為期30年，並經其股東一致同意後可予延長。

華電濰坊公司的董事會將由八名成員組成，貴集團將有權提名其中三名董事，山東省國際信託投資有限公司及濰坊市投資公司各自將有權提名其中兩名董事。其餘的董事為公司的職工代表，將由華電濰坊公司的職工選舉產生。

於二零零五年上半年，貴集團發電約22,830,000兆瓦時，較二零零四年同期增長約31.03%，設備平均利用小時約為2,791小時，較二零零四年同期增加約375小時。於截至二零零五年六月三十日止六個月期間，貴集團的税後利潤及淨資產分別約為人民幣516,310,000元及人民幣12,959,830,000元。

濰坊發電廠的背景

濰坊發電廠於一九九二年四月在中國山東省濰坊市成立。　貴集團於一九九九年收購濰坊發電廠30%股權，並自此擔任該電廠的經營者。目前，濰坊發電廠由貴集團、山東省國際信託投資有限公司及濰坊市投資公司分別持有其30%、30%及40%的權益。

濰坊發電廠於二零零四年的發電量約為3,650,000兆瓦時，設備平均利用小時約為5,531小時。於截至二零零三年及二零零四年十二月三十一日止兩個財政年度內，濰坊發電廠的除税後並計及非經常性項目的淨利潤分別為人民幣58,610,000元及人民幣69,320,000元。貴集團於濰坊發電廠的股本權益已歸類為於合營企業的投資，濰坊發電廠的資產、負債、收入及支出按比例在貴集團的財務報表內列賬。在貴公司的資產負債表內，於合營企業的投資是按成本扣除減值虧損後列賬。

中國合資格評估師中瑞華恒信會計師事務所有限公司已對濰坊發電廠於二零零四年十二月三十一日的淨資產作出獨立估值(「獨立估值」)。董事經所有合理查詢後認為，就彼等所知、所悉及所信，中瑞華　信會計師事務所有限公司及其最終實益擁有人均為獨立於貴集團及其關連人士之外的第三方。根據該次獨立估值，於二零零四年十二月三十一日，濰坊發電廠的經評估資產淨值約為人民幣1,046,850,000元。於二零零四年十二月三十一日，濰坊發電廠經審核淨資產的賬面值約為人民幣254,590,000元。

2.　協議的背景及詳情

重組協議

於二零零五年十一月一日，貴公司、山東省國際信託投資有限公司與濰坊市投資公司訂立重組協議，據此，濰坊發電廠將根據中國有關法律重組改制為合資公司華電濰坊公司。

華電濰坊公司於成立後的註冊資本將為人民幣200,000,000元，貴集團、山東省國際信託投資有限公司及濰坊市投資公司將分別擁有其30%、30%及40%的權益。

考慮的主要因素及依據

於達致有關協議條款的意見時，吾等曾考慮以下主要因素及依據：

1. 背景資料

貴集團背景

貴集團主要從事發電、供熱及其銷售業務，所有生產的電力均向發電廠所屬地區的省級電網公司供應。貴集團的電廠分別位於山東、四川、寧夏及安徽。

根據貴公司於截至二零零五年六月三十日止六個月的中期報告，貴集團為中國其中一間大型上市發電集團公司。於二零零五年六月三十日，由 貴集團管理的總裝機容量及 貴集團的總權益裝機容量分別達8,635兆瓦及7,581.2兆瓦，有關詳情如下：

發電廠	**裝機容量 (兆瓦)**	**貴公司的股本權益**	**實際權益容量 (兆瓦)**
貴集團管理的電廠			
鄒縣發電廠	2,540.0	100.00%	2,540.0
十里泉發電廠	1,285.0	100.00%	1,285.0
萊城發電廠	1,200.0	100.00%	1,200.0
華電青島發電有限公司	660.0	55.00%	363.0
華電淄博熱電有限公司	467.0	100.00%	467.0
華電章丘發電有限公司	290.0	70.00%	203.0
華電滕州新源熱電有限公司	333.0	54.49%	181.5
四川廣安發電有限責任公司	1,200.0	80.00%	960.0
濰坊發電廠	660.0	30.00%	198.0
貴集團管理裝機容量	**8,635.0**		
貴集團持有股份但不參與管理的電廠			
寧夏英力特中寧發電有限公司	330.0	50.00%	165.0
寧夏發電集團有限責任公司	60.0	31.11%	18.7
安徽池州九華發電有限公司	0.0	40.00%	0.0
四川瀘州川南發電有限責任公司	0.0	40.00%	0.0
權益裝機容量			**7,581.2**

以下為金榜融資致獨立董事委員會及獨立股東日期為二零零五年十一月七日有關該協議的意見函件，為載入本通函而編製：

金榜融資(亞洲)有限公司
GOLDBOND CAPITAL (ASIA) LIMITED

金榜融資(亞洲)有限公司
香港金鐘道89號
力寶中心
第一座39樓3902B

敬啟者

須予披露及
關連交易

緒言

謹此提述吾等已獲委任，就協議向貴公司獨立董事委員會及獨立股東提供意見。有關協議的詳情載於貴公司於二零零五年十一月七日向股東(「**股東**」)發出的通函(「**通函**」)，本函件構成其中一部分。本函件收錄了吾等向貴公司的獨立董事委員會及獨立股東提供的建議，以確定協議的條款是否公平合理及協議是否符合貴公司及股東的整體利益及建議獨立股東如何投票。除文義另有所指外，本函件所使用的詞彙與通函所界定者具有相同涵義。

吾等在達致吾等意見及建議時，依賴董事向吾等提供的陳述、資料、意見、報告、估值及聲明(如有)。吾等假設通函所載或所述的所有陳述、資料、意見、報告、估值及聲明於其編製及提供時，在各個重大方面均屬真實、完整與準確，並於通函發出日期仍然如此。吾等亦假設董事在通函內所作出的所有聲明、意見、假設及計劃均經審慎周詳查詢及按中肯意見合理作出。吾等並無理由懷疑董事提供予吾等的資料及聲明的真實性、準確性及完整性，且吾等已獲董事告知通函內所提供的資料及聲明並無遺漏任何重大事實。

吾等認為，吾等已獲提供充分資料以達至獨立意見，為吾等依賴所獲資料及聲明的準確性提供正當理由，並為吾等的推薦意見提供合理依據。吾等並無理由懷疑任何有關資料或報告遭隱瞞，亦未知悉有任何事實或情況會導致對吾等提供的資料及向吾等作出的聲明有不實、不確或誤導成份。然而，吾等並未對董事提供予吾等的資料進行任何獨立查證，亦無對貴公司的業務、財務狀況及前景進行任何獨立調查。

此外，山東省國際信託投資有限公司是一名發起人及一名大股東，因此，是本公司的聯連人士。華電濰坊公司於成立時將成為山東省國際信託投資有限公司的聯營公司，因此亦為本公司的關連人士。故該等協議及其項下的交易構成或將構成本公司的關連交易，根據上市規則第14A章，須於臨時股東大會上獲獨立股東批准後，方可作實。山東省國際信託投資有限公司及其聯繫人士(如有)將於臨時股東大會上就批准各協議及其項下交易的普通決議案放棄投票權(根據上市規則的規定將以投票表決方式進行)。

本公司已委任金榜融資為獨立財務顧問，就該協議條款是否公平合理，以及該協議是否符合公司和股東的整體利益向吾等及獨立股東提供意見。務請閣下留意本通函第16至第25頁所載的金榜融資的意見函件。

作為獨立董事委員會的成員，吾等已與本公司的管理層就該協議及其項下交易，以及釐定交易條款所依據的基準進行討論。同時，吾等亦參考了金榜融資於達致有關該協議的意見時所考慮的主要因素及依據，並已與金榜融資共同討論其意見函件及建議。

鑒於上文所述，吾等同意金榜融資的意見，即認為該協議條款乃屬公平合理，及該協議符合本公司及其股東的整體利益。因此，吾等建議獨立股東在臨時股東大會上投票贊成關於各協議及其項下交易的普通決議案。

此致

列位獨立股東台照

獨立董事委員會
丁慧平
趙景華
王傳順
胡元木
謹啟

二零零五年十一月七日

* *僅供識別*

華電國際電力股份有限公司
Huadian Power International Corporation Limited *
(在中華人民共和國註冊成立之中外合資股份有限公司)
(股票代號：1071)

法定地址及總部
中華人民共和國
山東省濟南市
經三路14號

敬啟者：

須予披露及關連交易

吾等謹此提述日期為二零零五年十一月七日的致本公司股東的通函(「通函」，本函件為其一部份)。除非另有說明，否則通函所界定的詞彙與本函件所用者具有相同涵義。

吾等獲委任為本公司獨立董事委員會，就該協議向獨立股東提供意見，有關協議詳情載於通函內名為「董事會函件」的部分。吾等概無於該協議項下的交易中擁有任何重大權益。

如本通函「董事會函件」一節所述，於二零零五年十一月一日，本公司、山東省國際信託投資有限公司及濰坊市投資公司訂立：(i)重組協議，據此，濰坊發電廠將根據中國有關法律重組改制為華電濰坊公司；及(ii)投資協議，據此，待根據重組協議成立華電濰坊公司後，協議各方已同意向華電濰坊公司增資及進一步投資。於緊接擬進行的增資後，本公司、山東省國際信託投資有限公司及濰坊市投資公司將分別擁有華電濰坊公司經擴大註冊資本的45%、30%及25%權益。

按照上市規則第14.07條計算的有關「百分比率」，根據上市規則，協議構成本公司須予披露的交易。

要求以投票方式表決的程序

根據本公司的公司章程第75至77條，於本公司的任何股東大會上，決議案須以舉手方式表決，除非適用的上市規則或其他證券法律及法規另作規定，或下列人士在舉手表決之前或之後，要求以投票方式表決：

(一) 會議主席；

(二) 至少兩名有投票權且親自出席或由其代理人出席會議的股東；

(三) 經單獨或合併計算後，持有在該會議上有表決權的全部股份10%或以上的一位或多位股東(包括股東代理人)。

以投票方式表決的要求可以由提出者撤回。如果要求以投票方式表決的事項是選舉會議主席或者中止會議，則應當立即進行投票表決；其他要求以投票方式表決的事項，由主席決定何時舉行投票，否則會議可以繼續進行討論其他事項。投票結果仍被視為在該會議上所通過的決議。在大會上進行的投票，如股東(包括其股東代理人)擁有兩票或以上的投票權，毋須以同樣方式表決所有票數。

10. 其他資料

敬請閣下留意載於本通函第14至第15頁的獨立董事委員會致獨立股東的函件、載於第16至第25頁的金榜融資致獨立董事委員會及獨立股東的函件、以及載於本通函附錄的其他資料。

此致

*列位股東*台照

承董事會命
華電國際電力股份有限公司
賀恭
董事長
謹啟

二零零五年十一月七日

* *僅供識別*

回執及代表委任表格

倘閣下符合資格並有意出席臨時股東大會，務請按印備的指示填妥本通函隨附的回執，並儘快及無論如何不遲於二零零五年十二月二日(星期五)交回。

倘閣下未能出席及／或於臨時股東大會上投票，亦務請閣下按印備的指示填妥本通函隨附的代理人委任表格，並儘快及無論如何不遲於臨時股東大會或其任何續會指定的召開時間二十四小時前交回。填妥並交回代理人委任表格後，閣下仍可親身出席臨時股東大會及其續會並於會上投票。

投票

山東省國際信託投資有限公司及其聯繫人(如有)將於臨時股東大會上就批准各協議及其項下交易的各獨立普通決議案(根據上市規則將以投票方式表決)放棄投票。於最後可行日期，經作出一切合理查詢後，就本公司所知：

(i) 山東省國際信託投資有限公司乃本公司控股股東，持有本公司當時已發行總股本約15.01%，控制或有權控制該等股份的相應投票權。

(ii) 山東省國際信託投資有限公司概無訂立任何投票信託或其他協議、安排或諒解或受其約束，及並無任何責任或權利，而使得山東省國際信託投資有限公司據此已經或可能將行使其持有股份所附投票權的控制權臨時或永久地(不論是全面移交或按個別情況移交)轉讓予第三方。

(iii) 預計本通函附錄所披露山東省國際信託投資有限公司於本公司的實益股權，與山東省國際信託投資有限公司於臨時股東大會上將會控制或有權行使表決權的股份數目將無差異。

8. 推薦建議

鑒於本通函所披露的相關信息，董事(包括獨立非執行董事)認為，該協議項下的各項交易乃按本公司日常及一般業務過程中的正常商業條款訂立，其條款乃屬公平合理，及該等協議符合本公司及其股東的整體利益。因此，董事建議獨立股東在臨時股東大會上投票贊成各協議及其項下交易。

金榜融資已獲委任為為獨立財務顧問，就該協議的條款是否公平合理及協議是否符合本公司及其整體股東的利益向獨立董事委員會及獨立股東提供意見。經考慮金榜融資的意見後，獨立董事委員會認為該協議乃屬公平合理並符合本公司及其股東的整體利益。因此，獨立董事委員會建議獨立股東投票贊成擬於臨時股東大會上提呈的有關批准各協議及其項下交易的普通決議案。

9. 臨時股東大會

臨時股東大會通告

臨時股東大會將於二零零五年十二月二十三日(星期五)上午十時正在中國本公司法定地址山東省濟南市經三路14號舉行，以審議及(如屬適宜及／或必要)批准(其中包括)各協議及其項下的交易。本次臨時股東大會的通告載於本通函之最後部分。

暫停股份過戶

就H股股東而言，於二零零五年十一月二十二日(星期二)營業時間結束時名列本公司股東名冊的H股股東，於完成必須的登記手續後將有權出席臨時股東大會。本公司將於二零零五年十一月二十三日(星期三)至二零零五年十二月二十二日(星期四)(包括首尾兩天)暫停H股過戶登記，期間將不會辦理任何本公司的H股過戶登記手續。在適用情況下，本公司的H股股東如欲出席臨時股東大會，務請將彼等的有關過戶文件連同相關的股份證書不遲於二零零五年十一月二十二日(星期二)下午四時正存置於本公司的H股股份過戶登記處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712至1716室，方為有效。

如上文「擬向華電濰坊公司增資及進一步投資」一節所述，投資協議項下各方的投資乃參考濰坊發電廠二期項目的日後資金需求及濰坊發電廠於二零零四年十二月三十一日的經評估的資產淨值予以釐定。就本公司根據協議額外收購的15%濰坊發電廠股權而言，該等經評估的資產淨值與有關經審核賬面淨值的差額不足人民幣120,000,000元，僅約佔本集團於二零零四年十二月三十一日的總資產的0.44%（該數額較本集團於二零零四年十二月三十一日的總資產可忽略不計）。因此，不論華電濰坊公司日後採用何種會計處理方法，董事目前認為協議及交易將不會對本集團的資產及負債產生任何重大影響（已披露的事項除外）。

董事（包括獨立非執行董事）認為協議項下的交易乃按一般商業條款訂立，對本公司的股東屬公平合理並符合其整體利益。

7. 上市規則的涵義

須予披露交易

按照上市規則第14.07條計算的有關「百分比率」，根據上市規則，協議構成本公司須予披露的交易。

關連交易

此外，山東省國際信託投資有限公司是本公司的一名發起人及一名大股東，因此，是本公司的聯連人士。華電濰坊公司於成立時將成為山東省國際信託投資有限公司的聯營公司，因此亦為本公司的關連人士。故該等協議及其項下的交易亦構成或將構成本公司的關連交易，根據上市規則第14A章，須待於臨時股東大會上獲獨立股東批准後，方可作實。山東省國際信託投資有限公司及其聯繫人士（如有）將於臨時股東大會上就批准各協議及其項下交易的普通決議案放棄投票權（根據上市規則的規定將以投票表決方式進行）。

本公司已就協議設立一個包括所有獨立非執行董事在內的獨立董事委員會，以便向獨立股東提供意見。概無獨立非執行董事於上述協議項下的交易中擁有任何重大權益。金榜融資已獲委任為獨立財務顧問，將就該協議的條款是否公平合理及協議是否符合本公司及其整體股東的利益向獨立董事委員會及獨立股東提供意見。

就董事所知，山東省國際信託投資有限公司及濰坊市投資公司已獲得上述所需的所有中國政府及監管部門(包括山東省資產管理委員會及山東省濰坊市國有資產管理委員會)的有關批文。

6. 交易的原因及預期對本公司的益處

本公司主要從事發電業務

據董事所知，山東省國際信託投資有限公司主要從事管理山東省內的基礎建設資金、資本信託及租賃信託、投資銀行及國際融資等業務。濰坊市投資公司主要從事基礎設施及項目的投資業務。

濰坊發電廠一期建設的現有裝機容量為660MW，包括兩台330MW的發電機組。經中國國家發展改革委員會批准，濰坊發電廠正在實施計劃新增兩台各670MW發電機組的二期擴容項目。董事認為，根據投資協議擬重組濰坊發電廠為有限責任公司、擬成立華電濰坊公司及擬以現金共注資人民幣1,050,000,000元為其未來註冊資本及資本儲備，均為解決濰坊發電廠第二期擴容項目的資金來源所必需的安排。

本公司目前持有濰坊發電廠的30%股權。於根據協議重組及增資及進一步投資後，本公司將持有華電濰坊公司的45%股權。董事認為，本公司將透過投資於濰坊發電廠及其擴容項目增加其權益裝機容量及利潤，並將提升本公司在山東省發電行業的市場份額，故對本公司及其股東整體上有利。

董事相信本集團的盈利將因上述的交易而增加。然而，將來華電濰坊公司會否在上文所述的「擬向華電濰坊公司增資及進一步投資—會計處理」項下的經審核綜合賬項內納入及綜合作為本公司附屬公司仍未有決定。此外，如上文所述，協議項下各方的投資主要用於解決濰坊發電廠二期擴容項目的資金來源，而濰坊發電廠目前正處於前期開發階段。因此，董事現仍不能準確預計有關交易對本公司未來盈利的影響。

未分配利潤

根據投資協議濰坊發電廠於自二零零五年一月一日起至協議各方出資及投資之日止期間內的未分配利潤將根據協議各方目前於濰坊發電廠的股權（本公司30%，山東省國際信託投資有限公司30%及濰坊市投資公司40%）進行分配。

會計處理方法

按照目前計劃，本公司可能獲得華電濰坊公司的管理控制權，但於本公告日期尚未決定華電濰坊公司是否將作為附屬公司計入及納入本公司日後的經審核綜合賬目中。倘本公司最終並無獲得華電濰坊公司的管理控制權，華電濰坊公司將不會綜合在本公司的賬目中，而是就編製本集團的賬項而言，華電濰坊公司將列作本公司的共同控制實體，同時本公司應佔華電濰坊公司資產、負債、收入及費用將按45%的比例列入本集團的綜合財務報表，並採用分項總計法將相似的項目予以合併。

5. 先決條件

重組協議須待達成如下先決條件後，方可作實：

(i) 重組協議及其項下的交易取得適用於本公司、山東省國際信託投資有限公司及濰坊市投資公司的內部機構或監管部門的必需及適當的批文（包括獨立股東在臨時股東大會上批准重組協議及其項下的交易）；及

(ii) 重組協議（有關擬重組濰坊發電廠及成立華電濰坊公司）項下的交易及濰坊發電廠的有關資產評估報告已獲得全部所需的中國政府及監管部門的批准。

投資協議須待下列先決條件達成後，方可作實：

(i) 投資協議及其項下的交易取得適用於本公司、山東省國際信託投資有限公司及濰坊市投資公司的內部機構或監管部門的必需及適當的批文（包括獨立股東在臨時股東大會上批准投資協議及其項下的交易）；及

(ii) 華電濰坊公司已根據重組協議成立並獲頒發營業執照。

該協議並未提供有關本公司規定的任何其他資本承擔，本公司亦不會就協議項下的交易提供任何擔保或賠償保證。

華電濰坊公司的預期資本結構

於上述增資後，華電濰坊公司經擴大註冊資本將為人民幣400,600,000元，本公司、山東省國際信託投資有限公司及濰坊市投資公司將分別擁有其45%（或人民幣180,270,000元）、30%（或人民幣120,180,000元）及25%權益（或人民幣100,150,000元）。華電濰坊公司的預期股本結構如下所示：


本公司
山東省國際信託投資有限公司
濰坊市投資公司
45%
30%
25%
華電濰坊公司

根據現行的中國法律及法規及其許可的情況下，根據投資協議成立的華電濰坊公司的資本儲備日後可按各方當時於華電濰坊公司的持股比例轉化為華電濰坊公司的註冊資本。因此，假設緊接各方根據投資協議進行增資後上述資本儲備悉數獲轉化為註冊資本，則華電濰坊公司當時的進一步經擴大註冊資本人民幣1,250,000,000元將由本公司擁有人民幣562,500,000元（或45%）的權益，由山東省國際信託投資有限公司擁有人民幣375,000,000元（或30%）的權益，及由濰坊市投資公司擁有其餘的人民幣312,500,000元（或25%）的權益。

誠如上文「濰坊發電廠」一節所述，濰坊發電廠於二零零四年十二月三十一日經評估後的資產淨值為人民幣1,046,850,000元，其中本公司、山東省國際信託投資有限公司及濰坊市投資公司分別應佔30%(或人民幣314,055,000元)、30%(或人民幣314,055,000元)及40%(或人民幣418,740,000元)。華電濰坊公司於根據投資協議增資及投資後的經評估後的資產淨值載列如下(僅供參考)：

	應佔濰坊發電廠經評估後的資產淨值 *(人民幣元)*	投資協議項下的總投資額 *(人民幣元)*	緊接投資協議項下交易完成後應佔華電濰坊公司經評估後的資產淨值 *(人民幣元)*
本公司	314,055,000	629,500,000	943,555,000 (或45%)
山東省國際信託投資有限公司	314,055,000	315,000,000	629,055,000 (或30%)
濰坊市投資公司	418,740,000	105,500,000	524,240,000 (或25%)
合計：	1,046,850,000	1,050,000,000	2,096,850,000

待有關先決條件(見下文「先決條件」一節)達成後，協議各方須於華電濰坊公司成立後次一曆月的首日或各方另行同意的其他日期，以現金一次性注入其各自根據投資協議的合共出資額及投資。本公司將以其內部資源作為上述出資及投資的資金來源。

4. 擬向華電濰坊公司增資及進一步投資

投資協議

於二零零五年十一月一日，本公司、山東省國際信託投資有限公司與濰坊市投資公司訂立投資協議。根據投資協議，待根據重組協議成立華電濰坊公司後，初步增資人民幣200,600,000元，華電濰坊公司的註冊資本將由人民幣200,000,000元增至人民幣400,600,000元。

擬增資及進一步投資

根據投資協議，本公司、山東省國際信託投資有限公司及濰坊市投資公司同意向濰坊發電廠分別按以下方式增資及進一步投資共計人民幣1,050,000,000元(約1,009,615,385港元)，其中人民幣200,600,000元的注資將成為華電濰坊公司的經擴大註冊資本，其餘人民幣849,400,000元將成為其資本儲備。

投資協議項下各方的總投資額人民幣1,050,000,000元乃參考濰坊發電廠二期工程日後所需的資金額(見下文「交易的理由及預期對本公司的益處」一節)釐定。
協議各方根據投資協議的增資及進一步投資載列如下：

	緊接投資協議項下交易完成後將成為華電濰坊公司的經擴大註冊資本的投資 *(人民幣)*	緊接投資協議項下交易完成後將成為華電濰坊公司的資本儲備的投資 *(人民幣)*	總投資 *(人民幣)*
本公司	120,270,000	509,230,000	629,500,000
山東省國際信託投資有限公司	60,180,000	254,820,000	315,000,000
濰坊市投資公司	20,150,000	85,350,000	105,500,000
合計：	200,600,000	849,400,000	1,050,000,000

該等增資及投資金額乃作為一項商業決定，參考濰坊發電廠於於二零零四年十二月三十一日的經評估後的資產淨值經公平磋商後釐定。

擬成立華電濰坊公司

華電濰坊公司於成立時的註冊資本總額將為人民幣200,000,000元，將以濰坊發電廠的淨資產出資。根據重組協議，本公司、山東省國際信託投資有限公司及濰坊市投資公司須根據其各自於濰坊發電廠所擁有的股權比例，通過注入濰坊發電廠的有關淨資產進行出資。因此，根據重組協議，本公司、山東省國際信託投資有限公司及濰坊市投資公司須向華電濰坊公司注入分別相當於人民幣60,000,000元、人民幣60,000,000元及人民幣80,000,000元的淨資產，作為彼等的出資。華電濰坊公司於成立時將由本公司、山東省國際信託投資有限公司及濰坊市投資公司分別擁有註冊資本的30%、30%及40%權益。

華電濰坊公司於成立時的註冊資本總額(即人民幣200,000,000元)與濰坊發電廠於二零零四年十二月三十一日經審核淨資產的帳面值(即上文「濰坊發電廠」一節所述的人民幣254,590,000元)之間人民幣54,590,000元的差額即為濰坊發電廠於二零零四年十二月三十一日的未分配利潤(法定盈餘公積及法定公益金)，根據中國有關法律，該筆款項將於上述各方出資完成後轉化為華電濰坊公司的法定盈餘公積及法定公益金，根據各方預期所持華電濰坊公司股權的比例(即本公司45%，山東省國際信託投資有限公司30%及濰坊市投資公司25%(見下文「擬向華電濰坊公司增資及進一步投資」一節))在本公司、山東省國際信託投資有限公司及濰坊市投資公司之間進行權益分配。董事預計該等儲備將不會轉化為華電濰坊公司的註冊資本。

華電濰坊公司

華電濰坊公司將主要從事電力、熱力的生產、銷售及經營業務、電力及其相關產品的開發、投資、建設及銷售等相關業務以及提供發電技術的研發等相關服務。

根據重組協議，華電濰坊公司將於營業執照的頒發日期開始營業，初始經營期限為30年。經其股東一致通過後，該營業執照的期限可予延長。

華電濰坊公司的董事會將由八名成員組成，本公司將有權提名其中三名董事，山東省國際信託投資有限公司及濰坊市投資公司各自將有權提名其中兩名董事。其餘一名董事為華電濰坊公司的職工代表，將由該公司的員工選舉產生。

2. 濰坊發電廠

濰坊發電廠為一間由本公司管理的電廠。該電廠30%的權益由本公司持有,30%的權益由山東省國際信託投資有限公司持有，其餘40%的權益由濰坊市投資公司持有。董事經作出一切合理查詢後認為，就彼等所知、所悉及所信，濰坊市投資公司及其最終實益擁有人為獨立於本公司及其關連人士以外的第三方。

濰坊發電廠於二零零四年十二月三十一日經審核淨資產的賬面值為人民幣254,590,000元(約244,798,077港元)。中國合資格評估師中瑞華恒信會計師事務所有限公司已對濰坊發電廠於二零零四年十二月三十一日的淨資產作出獨立評估。董事經所有合理查詢後認為，就彼等所知、所悉及所信，中瑞華恒信會計師事務所有限公司及其最終實益擁有人為獨立於本公司及其關連人士以外的第三方。根據該次按重置成本法進行的估值，於二零零四年十二月三十一日，濰坊發電廠經評估後的總資產值為人民幣1,868,770,000元(約1,796,894,231港元)。濰坊發電廠於二零零四年十二月三十一日經評估後的資產淨值為人民幣1,046,850,000元(約1,006,586,538港元)，其中本公司、山東省國際信託投資有限公司及濰坊市投資公司分別應佔30%(或人民幣314,055,000元)、30%(或人民幣314,055,000元)及40%(或人民幣418,740,000元)。

於截至二零零三年及二零零四年十二月三十一日止兩個財政年度內，濰坊發電廠的除税前及未計非經常性項目的淨利潤分別為人民幣87,450,000元(約84,086,538港元)及人民幣103,740,000元(約99,750,000港元)。於該兩個財政年度內，濰坊發電廠的除税後並計及非經常性項目的淨利潤分別為人民幣58,610,000元(約56,355,769港元)及人民幣69,320,000元(約66,653,846港元)。

3. 擬重組濰坊發電廠及成立華電濰坊公司

重組協議

於二零零五年十一月一日，本公司、山東省國際信託投資有限公司與濰坊市投資公司訂立重組協議，據此，濰坊發電廠將根據中國有關法律重組改制為華電濰坊公司。

於二零零五年十一月一日，本公司、山東省國際信託投資有限公司及濰坊市投資公司訂立投資協議，據此，協議各方已同意於華電濰坊公司成立後向其增資及進一步投資。緊接增資及進一步投資後，本公司、山東省國際信託投資有限公司及濰坊市投資公司將分別擁有華電濰坊公司經擴大註冊資本的45%、30%及25%權益。

按照上市規則第14.07條計算的有關「百分比率」，根據上市規則，協議構成本公司須予披露的交易。此外，山東省國際信託投資有限公司是本公司的一名發起人及一名大股東，因此，是本公司的聯連人士。華電濰坊公司於成立時將成為山東省國際信託投資有限公司的聯營公司，因此亦為本公司的關連人士。故該等協議及其項下的交易亦構成或將構成本公司的關連交易，根據上市規則第14A章，須於臨時股東大會上獲獨立股東批准後，方可作實。山東省國際信託投資有限公司及其聯繫人士(如有)將於臨時股東大會上就批准各協議及其項下交易的普通決議案放棄投票權(根據上市規則的規定將以投票表決方式進行)。

包含所有獨立非執行董事的獨立董事委員會已成立並就該協議向獨立股東提供意見，金榜融資已獲委任向獨立董事委員會及獨立股東就該協議的條款是否公平合理及協議是否符合本公司及其股東的整體利益提供意見。

本通函的目的是根據上市規則的要求提供獨立股東有關協議的進一步資料，以使獨立股東對載於本通函最後的本公司臨時股東大會通告中所述的有關普通決議案的投票作出有資料根據的決定。獨立董事委員會函件及其對獨立股東的推薦建議載於本通函第14頁至第15頁，而金榜融資的意見函件載於本通函的第16頁至第25頁。

華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(在中華人民共和國註冊成立之中外合資股份有限公司)

(股票代號：1071)

董事：
賀　恭 *(董事長)*
陳飛虎 *(副董事長)*
朱崇利 *(副董事長)*
陳建華 *(執行董事)*
田沛亭 *(執行董事)*
王映黎 *(非執行董事)*
張炳炬 *(非執行董事)*
彭興宇 *(非執行董事)*

獨立非執行董事：
丁慧平
趙景華
王傳順
胡元木

法定地址及總部：
中華人民共和國
山東省濟南市
經三路14號

香港營業地址：
香港中環
畢打街11號
置地廣場
告羅士打大廈八樓

香港股份登記處及過戶地址：
香港證券登記有限公司
香港灣仔皇后大道東183號
合和中心17樓1712-1716室

敬啟者：

須予披露及關連交易
擬重組濰坊發電廠

1. 緒言

濰坊發電廠為一間由本公司管理的發電廠。本公司及山東省國際信託投資有限公司分別各自持有其30%權益，餘下40%由濰坊市投資公司持有。誠如日期為二零零五年十一月二日本公司發出的公告所述，於二零零五年十一月一日，本公司、山東省國際信託投資有限公司及濰坊市投資公司訂立重組協議，據此，濰坊發電廠擬根據有關中國法律重組為華電濰坊公司。

「投資協議」	由本公司、山東省國際信託投資有限公司及濰坊市投資公司於二零零五年十一月一日就彼等根據重組協議於華電濰坊公司成立後向其增資及進一步投資而訂立的有條件協議；
「最後可行日期」	二零零五年十月三十一日，即付印本通函前為確定當中若干資料的最後實際可行日期；
「上市規則」	香港聯合交易所證券上市規則；
「中國」	中華人民共和國；
「重組協議」	由本公司、山東省國際信託投資有限公司及濰坊市投資公司於二零零五年十一月一日就擬重組濰坊發電廠為華電濰坊公司而訂立的有條件協議；
「人民幣」	人民幣，中國法定貨幣
「證券及期貨條例」	證券及期貨條例(香港法例第571章)
「山東省國際信託投資有限公司」	山東省國際信託投資有限公司(Shangdong International Trust and Investment Corporation*)，一名本公司的發起人及主要股東，持有其全部已發行股本約15.01%；
「聯交所」	香港聯合交易所有限公司
「濰坊市投資公司」	濰坊市投資公司(Weifang Municipality Investment Company*)；及
「濰坊發電廠」	山東濰坊發電廠(Weifang Plant*)，一間位於中國山東省的發電廠。

* *僅供識別*

於本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「協議」	指重組協議及投資協議；
「聯繫人士」	具有上市規則所賦予的涵義;
「本公司」	華電國際電力股份有限公司 (Huadian Power International Corporation Limited*) ，一間於中國註冊成立的中外合資股份有限公司，其H股及A股分別於香港聯合交易所及上海證券交易所上市；
「關連人士」	具有上市規則賦予的涵義；
「董事」	本公司董事；
「臨時股東大會」	將由本公司於二零零五年十二月二十三日 (星期五) 上午十時正在本公司法定地址中國山東省濟南市經三路14號召開，以審議及批准 (其中包括倘認為適當及／或必須) 該協議及其項下交易的臨時股東大會；
「金榜融資」	金榜融資 (亞洲) 有限公司，乃獨立董事委員會及本公司獨立股東的獨立財務顧問，為一家持牌法團，可進行證券及期貨條例下第1類 (證券買賣) 及第6類 (公司融資顧問) 受規管業務；
「本集團」	本公司及其附屬公司及聯營公司;
「港幣」	港元，香港法定貨幣；
「香港」	中華人民共和國香港特別行政區;
「華電濰坊公司」	待中國有關監管部門批准後，將由本公司、山東省國際信託投資有限公司及濰坊市投資公司於中國成立的有限責任公司，擬名為華電濰坊發電有限公司 (Huadian Weifang Power Generation Company Limited*) ；
「獨立董事委員會」	包括所有非執行董事 (丁慧平、趙景華、王傳順及胡元木) 的董事委員會，成立旨在就協議作出考慮並向獨立股東提供意見；
「獨立股東」	除山東省國際信託投資有限公司 (即一名本公司的發起人及主要股東，因此為一名本公司的關連人士，於協議及其項下的交易中擁有重大權益) 及其聯繫人士 (如有) 以外的本公司股東；

目　錄

此乃要件　請即處理

閣下如對本通函任何方面**有任何疑問**或需採取行動，應諮詢合適的獨立顧問以獲得獨立的專業意見。

閣下如已將名下的華電國際電力股份有限公司的股份全部**售出或轉讓**，應立即將本通函交予買主或承讓人，或經手買賣或轉讓的銀行、註冊證券商或其他代理商，以便轉交買主或承讓人。

華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(在中華人民共和國註冊成立之中外合資股份有限公司)

(股票代號：1071)

須予披露及關連交易
擬重組濰坊發電廠

華電國際電力股份有限公司獨立董事委員會及獨立股東之獨立財務顧問

金榜融資(亞洲)有限公司

華電國際電力股份有限公司(「本公司」)董事會函件載於本通函第1頁至第13頁。本公司獨立董事委員會函件載於本通函第14頁至第15頁。作為獨立財務顧問的金榜融資(亞洲)有限公司，向本公司獨立董事委員會及獨立股東提供的意見函件載於本通函第16頁至第25頁。

本公司的臨時股東大會(「臨時股東大會」)將於二零零五年十二月二十三日(星期五)上午十時正在中國本公司法定地址山東省濟南市經三路14號召開，召開臨時股東大會的通告載於本通函之最後部分。就H股股東而言，於二零零五年十一月二十二日(星期二)營業時間結束時名列本公司股東名冊的H股股東，於完成必須的登記手續後將有權出席臨時股東大會。本公司的H股股東登記將於二零零五年十一月二十三日(星期三)至二零零五年十二月二十二日(星期四)(包括首尾兩天)暫停辦理，期間將不會辦理任何本公司的H股過戶登記手續。在適用情況下，本公司的H股股東如欲出席臨時股東大會，務請將彼等的有關過戶文件連同相關的股份證書不遲於二零零五年十一月二十二日(星期二)下午四時正存置於本公司的H股股份過戶登記處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712至1716室，方為有效。倘閣下符合資格並有意出席臨時股東大會，務請閣下按印備的指示填妥本通函隨附的回執，並儘快及無論如何不遲於二零零五年十二月二日(星期五)交回。倘閣下未能出席及／或於臨時股東大會上投票，亦務請閣下按印備的指示填妥本通函隨附的代理人委任表格，並儘快及無論如何不遲於臨時股東大會或其任何續會指定的召開時間二十四小時前交回。填妥並交回代理人委任表格後，閣下仍可親身出席臨時股東大會或其任何續會並於會上投票。

*　*僅供識別*

二零零五年十一月[illegible]日